Filed Pursuant to Rule 424(b)(5)
File No. 333-220967

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued October 16, 2017

(To Prospectus dated October 16, 2017)

Teekay LNG Partners L.P.

            Units

    % Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

We are offering             of our     % Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $25.00 per unit (or the Series B Preferred Units).

Distributions on the Series B Preferred Units are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of January, April, July and October of each year, when, as and if declared by the board of directors of our general partner. The initial distribution on the Series B Preferred Units offered hereby will be payable on January 15, 2018 in an amount equal to $         per unit. Distributions will be payable out of amounts legally available for distributions (i) from and including the original issue date to, but excluding October 15, 2027 at a fixed rate equal to     % per annum of the stated liquidation preference and (ii) from and including October 15, 2027, at a floating rate equal to three-month LIBOR plus a spread of             basis points.

At any time on or after October 15, 2027, the Series B Preferred Units may be redeemed, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

We intend to apply to have the Series B Preferred Units listed on the New York Stock Exchange (or NYSE) under the symbol “TGPPRB”. If the application is approved, we expect trading of the Series B Preferred Units on the NYSE to begin within 30 days after their original issue date. Currently, there is no public market for the Series B Preferred Units.

Investing in our Series B Preferred Units involves a high degree of risk. Our Series B Preferred Units have not been rated and are subject to the risks associated with unrated securities. Please read “Risk Factors” beginning on page S-27 of this prospectus supplement and on page 4 of the accompanying prospectus.

	Per Series B Preferred Unit	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Teekay LNG Partners L.P. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional             Series B Preferred Units from us on the same terms and conditions as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series B Preferred Units on or about                     , 2017.

Joint Book-Running Managers

Morgan Stanley	UBS Investment Bank

                    , 2017

Prospectus Supplement

Prospectus

ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the Series B Preferred Units will be made on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Series B Preferred Units (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (or the Exchange Act), trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B Preferred Units on the initial pricing date of the Series B Preferred Units or the next two succeeding business days will be required, by virtue of the fact that the Series B Preferred Units initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Series B Preferred Units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of Series B Preferred Units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related “free writing prospectus” we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are not, and the underwriters are not, offering to sell, or seeking offers to buy, the Series B Preferred Units in any jurisdiction where the offer or sale is not permitted. The distribution of this prospectus and the offering of the Series B Preferred Units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Series B Preferred Units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited, to those factors discussed under the heading “Risk Factors” set forth in this prospectus and in our most recent Annual Report on Form 20-F (our 2016 Annual Report) and in other reports we file with or furnish to the SEC and that are incorporated into this prospectus by reference.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Forward-looking statements in this prospectus or incorporated by reference herein include, among others, statements about the following matters:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions on our common units and the impact of any changes in cash distributions on our financial position;

•	the stability and growth of our business and future cash flows;

•	our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our liquidity needs and meeting our going concern requirements, including our anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our expectation that we will have sufficient liquidity for the remainder of 2017 through 2018;

•	our expected sources of funds for liquidity and working capital needs, our ability to enter into vessel financings, new bank financings and to refinance existing indebtedness;

•	our ability to comply with the financial covenants of our credit facilities, term loans and capital leases;

•	our ability to enter into new or replacement charters for our vessels;

•	growth prospects and future trends of the markets in which we operate;

•	liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•	our expectations regarding the ability of I.M. Skaugen SE (or Skaugen), Yemen Company Limited (or YLNG), Awilco LNG ASA (or Awilco) and our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts, including obligations relating to two of our LNG carriers completing charters with Awilco in the remainder of 2017 and 2018;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring;

•	our expectations regarding write-downs of our vessels and resulting effects on our results of operations;

•	the adequacy of our insurance coverage;

•	the future resumption of a LNG plant in Yemen operated by YLNG, the expected repayment of deferred hire amounts on our two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to our equity income as a result of the charter payment deferral;

•	our expectations regarding the expected charter contract commencement for two of our 52% owned LNG carriers in the Teekay LNG-Marubeni Joint Venture;

•	expected purchases and deliveries of newbuilding vessels, the newbuildings’ commencement of service under charter contracts, and estimated costs for newbuilding vessels;

•	expected deliveries of the newbuilding vessels;

•	the ability of us and our joint venture partners to obtain financing for unfinanced newbuilding vessels under construction;

•	expected financing for our joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture);

•	expected financing for capital expenditures, vessel installments and our joint ventures;

•	our expectations regarding the schedule and performance of the joint venture, Bahrain LNG W.L.L., owned by us (30%), National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), and our expectations regarding the supply, modification, charter and timing of completion of the conversion of the floating storage unit (or FSU) vessel for the project;

•	expected costs of supervision and crew training for joint venture projects;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines in certain LNG carrier newbuildings;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	our possible repurchase obligations and possible contract terminations for two of our leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•	our ability to continue to obtain all permits, licenses, and certificates material to our operations;

•	the impact of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our tankers in compliance with International Maritime Organization proposals;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the future valuation of goodwill;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•	our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current lease arrangements, and the potential financial exposure to us if such a challenge is successful;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting guidance;

•	our and Teekay Corporation’s ability to maintain good relationships with the labor unions who work with us;

•	our expectations regarding the possibility of goodwill impairment;

•	our treatment of distributions on our 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Preferred Units as guaranteed payments for the use of capital;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference in this prospectus and does not contain all the information you will need in making an investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the Series B Preferred Units described herein, shall mean specifically Teekay LNG Partners L.P. References to “our general partner” refer to Teekay GP L.L.C. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries. Unless otherwise indicated, references in this prospectus to “unitholders” refer to common unitholders, Series A Preferred unitholders and Series B Preferred unitholders and references to “units” refer to common units, Series A Preferred Units and Series B Preferred Units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional Series B Preferred Units.

Our Partnership

We are an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from the global expansion of the LNG and LPG sectors.

We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations. Teekay Corporation, which beneficially owns and controls our general partner, beneficially owns 31.7% of our common units and a 2% general partner interest.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Teekay LNG Operating L.L.C., a Marshall Islands limited liability company. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities.

Our Fleet

As of October 1, 2017, our fleet consisted of:

•

LNG Carriers. We had 50 LNG carriers (including one regasification unit and 18 newbuildings) which primarily operate under long-term, fixed-rate charters primarily to major energy and utility companies. Of the 50 LNG carriers, 16 are held through 99-100% owned subsidiaries, five are held through 69-70% owned subsidiaries, six are held through 52% owned subsidiaries, eight are held through 49-50% owned subsidiaries, four are held through 40% owned entities, four are held through

33% owned entities, two are held through 30% owned entities, two are held through 20% entities and three are chartered in by us. As of October 1, 2017, the weighted average remaining term for our out-charters of these vessels, including newbuildings, was approximately 13 years. As of October 1, 2017, our LNG carrier fleet, including newbuildings on order, had a total capacity of approximately 8.2 million cubic meters representing approximately 8.9% of the total capacity of the global LNG fleet and orderbook. For more information about our LNG carrier fleet, including newbuildings on order, please read “—Business Overview—Liquefied Gas Segment—LNG Carriers.”

•	LPG/Multigas Carriers. We have 30 LPG/Multigas carriers (including three LPG carrier newbuildings) which usually are chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters primarily with international energy and fertilizer companies. Of the 30 LPG/Multigas carriers, seven are held through 99% owned subsidiaries, 23 are held through 50% owned subsidiaries, which included five chartered in vessels. As of October 1, 2017, the weighted average remaining term for our out-charters of these vessels, including newbuildings on order, was approximately five years. Our LPG/Multigas carrier fleet, including newbuildings on order, had a total capacity of approximately 1.0 million cubic meters representing approximately 2.6% of the total capacity of the global LPG/Multigas carrier fleet and orderbook. For more information about our LPG carrier fleet, including newbuildings on order, please read “—Business Overview—Liquefied Gas Segment—LPG Carriers.”

•	Conventional Tankers. We have five conventional tankers (consisting of four crude oil tankers and one product tanker) that operate under short- to medium-term charter contracts with international oil companies. Of the five conventional tankers, three are held through 100% owned subsidiaries and two are chartered in by us. As of October 1, 2017, the weighted average remaining term for our out-charters of these vessels was approximately one year. As of October 1, 2017, our conventional tanker fleet had a total capacity of approximately 0.7 million deadweight tonnes (or dwt) representing approximately 0.1% of the total capacity of the global conventional tanker fleet and orderbook. For more information about our conventional tanker fleet, please read “—Business Overview—Conventional Tanker Segment.”

Business Strategies

Our primary long-term business objective is to increase our cash available for distribution. However, based on capital requirements for committed growth projects and scheduled debt repayment obligations, coupled with weakness in energy and master limited partnership capital markets, we believe it is in the best interests of our common unitholders to conserve more of our internally-generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we reduced our quarterly distributions on our common units and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations. Our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

We intend to achieve our long-term business objective, as stated above, by executing the following strategies:

•	Provide Superior Customer Service by Maintaining High Reliability, Safety, Environmental and Quality Standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

•	Expand Our LNG and LPG Business Globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting:

•	projects that involve medium-to long-term, fixed-rate charters;

•	cost-effective LNG and LPG newbuilding contracts;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;

•	strategic vessel and business acquisitions; and

•	specialized projects in adjacent areas of the business, including floating storage and regasification units.

Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Leading Position in the LNG and LPG Markets. We are one of the world’s largest independent owners and operators of LNG and mid-size LPG carriers, as we have ownership interests in or operate 50 LNG carriers (including 18 newbuildings as of October 1, 2017) and 30 LPG/Multigas carriers (including three newbuildings as of October 1, 2017). Our large fleet size enables us to provide comprehensive coverage of charters’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

•	Cash Flow Stability from Existing Contracts. Despite continued weakness in the global energy and capital markets, our operating cash flows remain largely stable, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of long-term contracts. As of September 30, 2017, we estimate we had approximately $11.3 billion of forward fee-based revenues under existing charters (excluding extension options), of which approximately $4.5 billion are expected to originate from existing vessels and approximately $6.8 billion are expected to originate from newbuildings not yet delivered and for which charters have been secured.

•	Operational Expertise and Enhanced Growth Opportunities through Our Relationship with Teekay Corporation. Teekay Corporation has achieved a global brand name in the shipping industry and the LNG and LPG markets, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. Some benefits we believe we receive due to our relationship with Teekay Corporation include:

•	access through services agreements to its comprehensive market intelligence and operational and technical sophistication gained from over 40 years of providing shipping services to energy customers, including 13 years in LNG shipping;

•	access to Teekay Corporation’s general commercial and financial core competencies, practices and systems, which we believe enhances the efficiency and quality of operations;

•	enhanced growth opportunities and added competitiveness in bidding for transportation requirements for LNG and LPG projects and in attracting and retaining long-term contracts throughout the world; and

•	improved leverage with leading shipyards during periods of vessel production constraints due to Teekay Corporation’s established relationships with these shipyards and the high number of newbuilding orders it places.

Significant Developments in 2017

Recent Results

We have not yet closed our books for the quarter ended September 30, 2017. However, as explained under “—Conventional Tankers”, there is a possibility we may recognize non-cash write-downs of three of our conventional tankers for the quarter ended September 30, 2017, which would have the effect of reducing our operating results for the third quarter of 2017 compared to the second quarter of 2017. Our actual consolidated results for the quarter ended September 30, 2017 may differ materially from our current preliminary expectations due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results as of and for the quarter ended September 30, 2017 are finalized. We can give you no assurance as to consolidated results for the third quarter until such information is released.

LNG Carrier Newbuildings

As at October 1, 2017, we had eight wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between late-2017 and early-2019, and all of which have fixed-rate time-charter contracts in place, ranging in duration from six to 20 years, excluding extension options. On February 28, 2017, we took delivery of the Torben Spirit and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its 10-month plus one-year option charter contract with a major energy company on March 3, 2017. Prior to the expiration of this charter, we will seek to secure a long-term contract on this vessel.

In April 2017, we entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of our eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in late-2017. CCBL will take delivery of the vessel and charter it back to us. At the end of the 10-year lease, we have an obligation to repurchase the vessel from CCBL.

In May 2017, we entered into a 10-year $181 million sale-leaseback agreement with Bank of Communications Financial Leasing Co. Ltd. (or BCL) for one of our eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in mid-2018. BCL will take delivery of the vessel and charter it back to us. At the end of the 10-year lease, we have an obligation to repurchase the vessel from BCL.

LPG Carrier Newbuildings

In March 2017 and July 2017, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which we have a 50% ownership interest, took delivery of the Kallo LPG carrier and Kruibeke LPG carrier, respectively, and upon deliveries sold and leased back the vessels. In April 2017, the Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. As at October 1, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery between late-2017 and mid-2018. The Exmar LPG Joint Venture has secured vessel financing upon delivery for two of its three remaining LPG carrier newbuildings. The installment payments on the third LPG carrier newbuilding are expected to be financed by the joint venture’s existing liquidity and the joint venture expects to secure long-term financing prior to vessel delivery.

Conventional Tankers

In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to us that it would not exercise its one-year extension option under the charter contract and redelivered the vessel to us in August 2017. As a result, we recorded a write-down of $12.6 million for the quarter ended June 30, 2017. In August 2017, the same charterer gave formal notice to us that it would not exercise its one-year extension option under the charter contract for the African Spirit Suezmax tanker and will redeliver the vessel to us in October 2017.

Under our charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. The charterer notified us in August 2017 that it will cancel the charter contract for the Teide Spirit subject to the charterer’s board approval. In October 2017, the charterer notified us that it has marketed the Teide Spirit for sale and, upon the sale of the vessel, it will concurrently terminate its existing charter contract with us. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with this charterer, we expect it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018.

As a result of the charterer notifications described above, we are currently in the process of assessing the African Spirit, Teide Spirit and Toledo Spirit for impairment. Depending on the outcome of this assessment, there is a possibility we may recognize an aggregate accounting write-down of up to approximately $38 million in the third quarter of 2017.

Equity-Accounted Joint Ventures’ Refinancings

On December 21, 2016, Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), of which we have a 40% ownership interest, completed its debt refinancing by entering into a $723 million secured term loan facility maturing in 2026 and which replaced its outstanding term loan of $610 million. As a result, in February 2017 the RasGas 3 Joint Venture distributed $100 million to its shareholders, of which our proportionate share was $40 million.

On March 31, 2017, our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) completed the refinancing of its existing $396 million debt facility by entering into a new $335 million term loan maturing in September 2019. The term loan is collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit, and first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries, and is guaranteed by us and Marubeni Corporation on a several basis. As part of the completed refinancing, we invested $57 million of additional equity, based on our proportionate ownership interest, into the Teekay LNG-Marubeni Joint Venture.

Charter Contracts with Skaugen

We have six LPG carriers currently on bareboat charter contracts with Skaugen with contract terms ending between 2019 and 2026. As at March 31, 2017, we had not been paid by Skaugen for a portion of the charter hire for the vessels for the period from August 2016 to March 31, 2017 relating to these six vessels and totaling approximately $12.9 million. As an alternative payment for a portion of these amounts, Skaugen offered to us its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which is owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), Nogaholding (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%) (or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their option to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, we acquired a 100% ownership interest in the Skaugen LPG Joint Venture for an aggregate purchase price of $13.2 million, including the application of $4.6 million of the outstanding hire owing to us by Skaugen to acquire Skaugen’s 35% ownership interest in the Skaugen LPG Joint Venture. Following our acquisition of the Skaugen LPG Joint Venture, we continue to trade the Norgas Sonoma in the Norgas pool.

There is uncertainty about Skaugen’s ability to pay future charter hire for our six LPG carriers on charter to it, which may impact our revenues and cash flows in future periods if we are not able to redeploy the vessels at similar rates. Currently, amounts owing to us from Skaugen under the charter amount to approximately $6 million each quarter, based on the contracted charter rates. As of September 30, 2017, Skaugen owed us an aggregate of approximately $20.7 million under the six charters, based on the contracted rates under the charters.

Charter Contracts with Awilco and Loan Refinancings

We have two LNG carriers currently on bareboat charter contracts with Awilco with original fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from us at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to us and to honor its purchase obligations is in question. In June 2017, we reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. A key condition of the agreement required Awilco to raise a minimum amount of equity of $25 million, which was completed in May 2017. This agreement has the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts.

In July 2017, we completed loan extensions on the facilities secured by the two LNG carriers chartered to Awilco. The loans associated with these vessels, which were previously set to mature between the second quarter of 2018 and the fourth quarter of 2018, were both extended to June 2020 on similar terms.

Charter Contracts for MALT LNG Carriers

Two of the six LNG carriers (or MALT LNG Carriers) in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016 and in January 2017 to extend the deferral period to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017. Our proportionate share of the estimated impact of the charter payment deferral for 2017 compared to original charter rates earned prior to December 31, 2015 is estimated to be a reduction to equity income ranging from $6 million to $7 million per quarter depending on any sub-chartering employment opportunities.

In May 2017, the Teekay LNG-Marubeni Joint Venture signed an 18-month charter contract (plus one-year extension option) with a major Japanese utility company, commencing in the fourth quarter of 2018. This charter contract will be serviced by the Methane Spirit, which is currently trading in the short-term market.

In July 2017, the Teekay LNG-Marubeni Joint Venture secured short-term charter contracts for two of its vessels trading in the short-term market. The Magellan Spirit commenced a six-month contract (plus two three-month option periods) in July 2017 and the Arwa Spirit will commence a 15-month charter contract in the fourth quarter of 2017.

Business Overview

Liquefied Gas Segment

LNG Carriers

The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, although the levels of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years. The amount of LNG traded on a spot and short- or medium-term basis (defined as contracts with a duration of four years or less) increased from approximately 19% of total LNG trade in 2010 to 28% in 2016.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as some major energy companies have continued to divest non-core businesses.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG carriers include a sophisticated containment system that holds the LNG and provides insulation to reduce the amount of LNG that boils off naturally. The natural boil off is either used as fuel to power the engines on the ship or it can be reliquefied and put back into the tanks. LNG is transported overseas in specially built tanks in double-hulled ships to a receiving terminal, where it is offloaded and stored in insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, our fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at October 1, 2017, excluding newbuilding vessels, our LNG carriers had an average age of approximately nine years, compared to the global LNG carrier fleet average age of approximately 11 years. In addition, as at that date, there were approximately 494 vessels in the global LNG fleet and approximately 126 additional LNG carriers under construction or on order for delivery through 2020.

The following table provides additional information about the LNG carriers in our operating fleet as of October 1, 2017. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Delivery	Our Ownership	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated

Hispania Spirit	137,814	2002	100%	Shell Spain LNG S.A.U.	Sep. 2022	(2)
Catalunya Spirit	135,423	2003	100%	Gas Natural SDG	Aug. 2023	(2)
Galicia Spirit	137,814	2004	100%	Uniòn Fenosa Gas	Jun. 2029	(3)
Madrid Spirit	135,423	2004	100%	Shell Spain LNG S.A.U.	Dec. 2024	(2)
Al Marrouna	149,539	2006	70%	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026	(4)
Al Areesh	148,786	2007	70%	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027	(4)
Al Daayen	148,853	2007	70%	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2027	(4)
Tangguh Hiri	151,885	2008	69%	The Tangguh Production Sharing Contractors	Jan. 2029
Tangguh Sago	155,000	2009	69%	The Tangguh Production Sharing Contractors	May 2029
Arctic Spirit	87,305	1993	99%	Teekay Corporation	Apr. 2018	(4)
Polar Spirit	87,305	1993	99%	Teekay Corporation	Apr. 2018	(4)
Wilforce	155,900	2013	99%	Awilco LNG ASA	Dec. 2019	(5)
Wilpride	155,900	2013	99%	Awilco LNG ASA	Dec. 2019	(5)
Creole Spirit	173,000	2016	100%— Capital lease(6)	Cheniere Marketing, LLC	Feb. 2021
Oak Spirit	173,000	2016	100%— Capital lease(6)	Cheniere Marketing, LLC	Aug. 2021
Torben Spirit	173,400	2017	100%— Capital lease(6)	Gas Natural SDG	Dec. 2017

Equity Accounted

Al Huwaila	214,176	2008	40%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2033	(2)
Al Kharsaah	214,198	2008	40%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2033	(2)
Al Shamal	213,536	2008	40%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033	(2)
Al Khuwair	213,101	2008	40%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033	(2)
Excelsior	138,087	2005	50%(10)	Excelerate Energy LP	Jan. 2025	(2)
Excalibur	138,034	2002	49%(10)	Excelerate Energy LP	Mar. 2022
Soyo	160,400	2011	33%(11)	Angola LNG Supply Services LLC	Aug. 2031	(2)
Malanje	160,400	2011	33%(11)	Angola LNG Supply Services LLC	Sep. 2031	(2)
Lobito	160,400	2011	33%(11)	Angola LNG Supply Services LLC	Oct. 2031	(2)
Cubal	160,400	2012	33%(11)	Angola LNG Supply Services LLC	Jan. 2032	(2)
Meridian Spirit	165,700	2010	52%(12)	Total E&P Norge AS Mansel Limited	Nov. 2030	(7)
Magellan Spirit	165,700	2009	52%(12)	Cheniere Marketing International LLP	Dec. 2017	(8)
Marib Spirit	165,500	2008	52%(12)	Yemen LNG Company Limited(13)	Mar. 2029	(7)
Arwa Spirit	165,500	2008	52%(12)	Yemen LNG Company Limited(13)	Apr. 2029	(7)
Methane Spirit	165,500	2008	52%(12)	Spot market	—
Woodside Donaldson	165,500	2009	52%(12)	Pluto LNG Party Limited	Jun. 2026	(14)

	5,072,479

(1)	Each of our time-charters are subject to certain termination and purchase provisions.
(2)	The charterer has two options to extend the term for an additional five years each.
(3)	The charterer has one option to extend the term for an additional five years.
(4)	The charterer has three options to extend the term for an additional five years each.
(5)	The charterer has a purchase option to repurchase each vessel at a fixed price during the term of the charter period and at the end of the charter period the charterer has an obligation to repurchase each vessel at a fixed price.
(6)	We are the lessee under capital lease arrangements and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(7)	The charterer has three options to extend the term for one, five, and five additional years, respectively.
(8)	The charterer has two options to extend the term for an additional 90 days each.
(9)	The RasGas 3 LNG Carriers (as defined below) are accounted for under the equity method.
(10)	The Exmar LNG Carriers (as defined below) are accounted for under the equity method.
(11)	The Angola LNG Carriers (as defined below) are accounted for under the equity method.
(12)	The MALT LNG Carriers are accounted for under the equity method.
(13)	Please see “—Significant Developments in 2017—Charter Contracts for Malt LNG Carriers” relating to the status of this charter contract.
(14)	The charterer has four options to extend the term for an additional five years each.

The following table provides additional information about our LNG carrier newbuildings as of October 1, 2017. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard	Our Ownership		Charterer	Length of Charter
	(cubic meters)
Consolidated
Murex	173,000	Nov. 2017	DSME(1)	99	%(2)	Shell Tankers (Singapore) Private Ltd.	7 years	(3)
Macoma	173,000	Oct. 2017	DSME	99	%(2)	Shell Tankers (Singapore) Private Ltd.	6 years	(3)
Magdala	173,000	Jan. 2018	DSME	99	%(2)	Shell Tankers (Singapore) Private Ltd.	8 years	(3)
Myrina	173,000	Apr. 2018	DSME	99	%(2)	Shell Tankers (Singapore) Private Ltd.	6 years	(3)
Megara	173,000	Jul. 2018	DSME	99	%(2)	Shell Tankers (Singapore) Private Ltd.	8 years	(3)
Bahrain Spirit	173,000	Aug. 2018	DSME	100%		Bahrain LNG W.L.L.	20 years
Sean Spirit	174,000	Jan. 2019	HHI Samho(4)	100%		BP Gas Marketing Limited	13 years	(5)
Yamal Spirit	174,000	Jan. 2019	HHI Samho	100%		Yamal Trade PTE. Ltd.	15 years

Equity Accounted
Pan Asia	174,000	Oct. 2017(6)	Hudong(7)	30%		Methane Services Limited	20 years	(8)
Pan Americas	174,000	Jan. 2018	Hudong	30%		Methane Services Limited	20 years	(8)
Pan Europe	174,000	Jun. 2018	Hudong	20%		Methane Services Limited	20 years	(8)
Pan Africa	174,000	Jan. 2019	Hudong	20%		Methane Services Limited	20 years	(8)
Eduard Toll	172,600	Jan. 2018	DSME	50%		Yamal Trade PTE. Ltd.	28 years	(8)
Rudolf Samoylovich	172,600	Nov. 2018	DSME	50%		Yamal Trade PTE. Ltd.	27 years	(8)
Nikolay Yevgenov	172,600	Oct. 2019	DSME	50%		Yamal Trade PTE. Ltd.	26 years	(8)
Vladimir Voronin	172,600	Nov. 2019	DSME	50%		Yamal Trade PTE. Ltd.	26 years	(8)
Name to be determined—Hull 2433	172,600	Jan. 2020	DSME	50%		Yamal Trade PTE. Ltd.	26 years	(8)
Name to be determined—Hull 2434	172,600	Feb. 2020	DSME	50%		Yamal Trade PTE. Ltd.	26 years	(8)

	3,117,600

(1)	Daewoo Shipbuilding & Marine Engineering Co. Ltd.
(2)	Upon delivery of the vessel, we will sell the vessel and lease it back under a sale-leaseback transaction.
(3)	The charterer has four options to extend the term for an additional three years each.
(4)	Hyundai Samho Heavy Industries Co.
(5)	The charterer has the right to terminate the charter contract after seven years.
(6)	The Pan Asia delivered October 13, 2017.
(7)	Hudong-Zhongua Shipbuilding (Group) Co. Ltd.
(8)	The charterer has five options to extend the term for an additional two years each.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2016, 2015 and 2014 and the six months ended June 30, 2017.

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014
Ras Laffan Liquefied Natural Gas Company Ltd.	17%	18%	18%	17%
Shell Spain LNG S.A.U.(1)	11%	12%	12%	13%
The Tangguh Production Sharing Contractors	13%	11%	11%	11%
Cheniere Marketing, LLC	14%	9%	—	—

(1)	Shell Spain LNG S.A.U. acquired the charter contracts from Repsol YPF, S.A in March 2014. The voyage revenues in 2014 consisted of the voyage revenues from both customers relating to the same charter contract.

No other LNG customer accounted for 10% or more of our consolidated voyage revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

LPG Carriers

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

As of October 1, 2017, excluding newbuilding vessels, our LPG carriers had an average age of approximately nine years, compared to the global LPG carrier fleet average age of approximately 15 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,444 vessels and approximately 71 additional LPG vessels were on order. LPG carriers range in size from approximately 100 to approximately 88,000 cubic meters. Approximately 43% of the number of vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

LPG carriers are mainly chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

The following table provides additional information about the LPG carriers in our operating fleet as of October 1, 2017:

Vessel	Capacity	Delivery	Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated

Norgas Pan	10,000	2009	99%	Bareboat	I.M. Skaguen SE(1)	Mar. 2024
Norgas Cathinka	10,000	2009	99%	Bareboat	I.M. Skaguen SE(1)	Oct. 2024
Norgas Camilla	10,000	2011	99%	Bareboat	I.M. Skaguen SE(1)	Sep. 2026
Norgas Unikum	12,000	2011	99%	Bareboat	I.M. Skaguen SE(1)	Jun. 2026
Bahrain Vision	12,000	2011	99%	Bareboat	I.M. Skaguen SE(1)	Oct. 2026
Norgas Napa	10,200	2003	99%	Bareboat	I.M. Skaguen SE(1)	Nov. 2019
Norgas Sonoma	8,000	2003	99%	Spot	Spot market	—

Equity Accounted

Kemira Gas	12,030	1995	50%— Capital lease	Time-charter	An international fertilizer company	Mar. 2020
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	Jun. 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jul. 2027
Touraine	39,270	1996	50%	Spot	Spot market	—
Bastogne	35,229	2002	50%	Spot	Spot market	—
Courcheville	28,006	1989	50%	Time-charter	An international energy company	Oct. 2017
Eupen	38,961	1999	50%	Time-charter	An international mining company	Dec. 2018
Brussels	35,454	1997	50%	Spot	Spot market	—
Antwerpen	35,223	2005	50%— In-chartered	Time-charter	An international energy company	Apr. 2018
BW Tokyo	83,270	2009	50%— In-chartered	Spot	Spot market	—
Waregem	38,189	2014	50%	Time-charter	An international trading company	Jan. 2020
Warinsart	38,213	2014	50%	Time-charter	An international energy company	Nov. 2017
Waasmunster	38,245	2014	50%	Spot	Spot market	—
Warisoulx	38,000	2015	50%	Time-charter	An international trading company	Jun. 2018
Kaprijke	38,000	2015	50%	Time-charter	An international fertilizer company	Jan. 2026
Knokke	38,000	2016	50%	Time-charter	An international energy company	Apr. 2021
Kontich	38,000	2016	50%	Time-charter	An international energy company	Aug. 2021
Kortrijk	38,000	2016	50%	Time-charter	An international trading company	Nov. 2018
Kallo	38,000	2017	50%— Capital Lease(2)	Spot	Spot Market	—
Kruibeke	38,000	2017	50%— Capital Lease(2)	Spot	Spot Market	—

	837,192

(1)	Please see “—Significant Developments in 2017—Charter Contracts with Skaugen” relating to the status of these charter contracts.
(2)	Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee under capital lease arrangements and will be required to purchase the vessel after the end of the lease terms for a fixed price.

The following table provides additional information about our LPG carrier newbuildings as of October 1, 2017. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard	Ownership	Contract Type	Charterer
	(cubic meters)
Kapellen	38,000	Oct. 2017	Hyundai Heavy Industries Co., Ltd.	50%(1)	Spot	Spot market
Koksijde	38,000	Feb. 2018	Hyundai Heavy Industries Co., Ltd.	50%(1)	Spot	Spot market
Hull P0136	38,000	Jul. 2018	Hyundai Heavy Industries Co., Ltd.	50%	Spot	Spot market

	114,000

(1)	Upon delivery of the vessel, Exmar LPG BVBA will sell the vessel and lease it back under a sale-leaseback transaction.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2016, 2015 or 2014 or the six months ended June 30, 2017.

Conventional Tanker Segment

Oil has been the world’s primary energy source for decades. Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

Oil tanker demand is a function of several factors, primarily the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.

The majority of crude oil tankers range in size from approximately 80,000 dwt to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 dwt to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of October 1, 2017, the global tanker fleet included 512 conventional Suezmax tankers, representing approximately 14% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of October 1, 2017, our conventional tankers had an average age of approximately 12.6 years, compared to the average age for the global conventional tanker fleet of approximately 10.3 years. New conventional tankers generally have an expected lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers as of October 1, 2017.

Tanker(1)	Capacity	Delivery	Our Ownership	Charterer	Expiration of Charter
	(dwt)
Operating Conventional tankers:
Teide Spirit	149,999	2004	100%—Capital lease(2)	CEPSA	Nov. 2017(3)
Toledo Spirit	159,342	2005	100%—Capital lease(2)	CEPSA	Aug. 2018(3)
European Spirit	151,849	2003	100%(4)	N/A	N/A
African Spirit	151,736	2003	100%	ConocoPhillips Shipping LLC	Oct. 2017(5)
Alexander Spirit	40,083	2007	100%	Caltex Australian Petroleum Pty Ltd.	Sep. 2019

	653,009

(1)	The conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit, which is a Handymax tanker.
(2)	We are the lessee under a capital lease arrangement and may be required to purchase the vessel after the end of the lease terms for a fixed price. Please read “Item 18—Financial Statements: Note 5—Leases and Restricted Cash” of our 2016 Annual Report.
(3)	Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate without penalty the time-charter 13 years after the original delivery date (which would be November 2017 for the Teide Spirit charter contract and August 2018 for the Toledo Spirit charter contract). In August 2017, CEPSA notified us that it intends to cancel the charter contract for the Teide Spirit. In October 2017, CEPSA notified us that it has marketed the vessel for sale, and upon the sale of the vessel, CEPSA will concurrently terminate its charter contract for the Teide Spirit. CEPSA’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with the customer, we expect it will also cancel the Toledo Spirit charter contract and sell the vessel to a third party in 2018.
(4)	The vessel is currently held for sale.
(5)	In August 2017, the customer gave formal notice to us that it would not exercise its one-year extension option under the charter contract and will redeliver the vessel to us in October 2017.

No conventional tanker customer accounted for 10% or more of our consolidated voyage revenues during any of 2016, 2015 or 2014 or the six months ended June 30, 2017.

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Our Charters

We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. Our vessels and our regasification terminal under construction in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies and Teekay Corporation. As of October 1, 2017, the weighted average remaining term for these contracts, including assets under construction, is approximately 13 years for our LNG carriers and regasification terminal, approximately five years for our LPG carriers and approximately one year for our conventional tankers. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Time-charters, whereby vessels we operate and are responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates; and

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews.

The table below illustrates the primary distinctions among these types of charters:

	Time-charter	Bareboat Charter
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses	Varies	Customer pays
Off hire(3)	Varies	Customer typically pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(3)	“Off hire” refers to the time a vessel is not available for service.

Partnership Information

We are a limited partnership organized under the laws of the Republic of the Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekaylng.com. The information contained in our website is not part of this prospectus.

THE OFFERING

Issuer	Teekay LNG Partners L.P.

Securities Offered	of our % Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $25.00 per unit, plus up to an additional units if the underwriters exercise in full their option to purchase additional units.

For a detailed description of the Series B Preferred Units, please read “Description of Series B Preferred Units.”

Price per Unit	$

Conversion; Exchange and Preemptive Rights	The Series B Preferred Units will not have any conversion or exchange rights or be subject to preemptive rights.

Distributions	Distributions on Series B Preferred Units will accrue and be cumulative from the date that the Series B Preferred Units are originally issued and will be payable on each Distribution Payment Date (as defined below) for the calendar quarter immediately preceding such Distribution Payment Date when, as and if declared by the board of directors of our general partner out of legally available funds for such purpose.

Distribution Payment and Record Dates	Quarterly on January 15, April 15, July 15 and October 15 (each, a Distribution Payment Date) to the holders of record as of the close of business on the last business day of the month immediately preceding the Distribution Payment Date. The initial distribution on the Series B Preferred Units will be payable on January 15, 2018.

Distribution Rate	From and including the original issue date to, but not including, October 15, 2027, the distribution rate for the Series B Preferred Units will be % per annum per $25.00 of the liquidation preference per unit (equal to $ per unit). From and including October 15, 2027, the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of basis points per annum per $25.00 of liquidation preference per unit.

Distribution Calculation	Distributions payable on the Series B Preferred Units for any quarterly distribution period during the fixed rate period will be calculated based on a 360-day year consisting of twelve 30-day months. Distributions payable on the Series B Preferred Units for any quarterly distribution period during the floating rate period will be calculated based on a 360-day year and the number of days actually elapsed during the applicable distribution period.

Ranking

The Series B Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series B Preferred Units will rank:

•      senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series B Preferred Units that is not expressly made senior to or on parity with the Series B Preferred Units as to the payment of current distributions (or Junior Securities);

•      pari passu with our Series A Preferred Units and to any other class or series of limited partner interests or other equity securities established after the original issue date of the Series B Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series B Preferred Units as to the payment of current distributions (or Parity Securities);

•      junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•      junior to each other class or series of limited partner interests or other equity securities expressly made senior to the Series B Preferred Units as to the payment of current distributions (or Senior Securities).

Optional Redemption	At any time on or after October 15, 2027, we may redeem, in whole or in part, the Series B Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.

Voting Rights	Holders of the Series B Preferred Units generally have no voting rights. However, if and whenever distributions payable on the Series B Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series B Preferred Units (voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series A Preferred Units)) will be entitled to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series B Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series B Preferred Units. The right of such holders of Series B Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and unpaid distributions on the Series B Preferred Units have been paid in full.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series B Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series A Preferred Units), we may not (a) issue any Parity Securities if the cumulative distributions on Series A Preferred Units or Series B Preferred Units are in arrears or (b) create or issue any Senior Securities.

Fixed Liquidation Preference	In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series B Preferred Units will generally, subject to the discussion under “Description of Series B Preferred Units—Liquidation Rights,” have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Sinking Fund	The Series B Preferred Units will not be subject to any sinking fund requirements.

No Fiduciary Duties	None of us, our general partner or our general partner’s officers and directors will owe any fiduciary duties to holders of the Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Use of Proceeds	We intend to use the net proceeds of the sale of the Series B Preferred Units, which are expected to total approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional units), after deducting underwriting discounts and estimated offering expenses, for general partnership purposes, which may include funding installment payments on newbuilding deliveries and debt repayments. Please read “Use of Proceeds.”

Ratings	The Series B Preferred Units will not be rated by any Nationally Recognized Statistical Rating Organization.

Listing	We intend to file an application to list the Series B Preferred Units on the New York Stock Exchange (or NYSE) under the symbol “TGPPRB”. If the application is approved, trading of the Series B Preferred Units on the NYSE is expected to begin within 30 days after the original issue date of the Series B Preferred Units. The underwriters have advised us that they intend to make a market in the Series B Preferred Units prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series B Preferred Units will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Tax Considerations	For a discussion of material tax considerations that may be relevant to prospective investors in the Series B Preferred Units, including our tax status as a non-U.S. issuer, please read “Material United States Federal Income Tax Considerations,” “Non-United States Tax Considerations” and “Risk Factors—Tax Risks.”

Form	The Series B Preferred Units will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company (or the Securities Depository), except under limited circumstances.

Settlement	Delivery of the Series B Preferred Units offered hereby will be made against payment therefor on or about , 2017.

Risk Factors	An investment in our Series B Preferred Units involves risks. Please read “Risk Factors” beginning on page S-27 of this prospectus supplement and on page 4 of the accompanying prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our summary consolidated financial and operating data. The summary historical financial and operating data has been prepared on the following basis:

•	the historical consolidated financial and operating data as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements and the notes thereto, which are included in our 2016 Annual Report;

•	the historical consolidated balance sheet data as at December 31, 2014 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015;

•	the historical consolidated financial and operating data as at June 30, 2017 and for the six months ended June 30, 2017 and June 30, 2016 are derived from our unaudited consolidated financial statements and the notes thereto, which are included in our Report on Form 6-K for the quarter ended June 30, 2017; and

•	the historical consolidated balance sheet data as at June 30, 2016 is derived from our unaudited consolidated financial statements and the notes thereto, which are included in our Report on Form 6-K for the quarter ended June 30, 2016.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars, except per unit data)
Income Statement Data:
Voyage revenues	$202,084	$195,012	$396,444	$397,991	$402,928
Total operating expenses (1)	(126,135)	(130,475)	(243,263)	(216,619)	(219,105)

Income from vessel operations (2)	75,949	64,537	153,181	181,372	183,823
Equity income (3)	5,380	39,065	62,307	84,171	115,478
Interest expense	(37,513)	(27,266)	(58,844)	(43,259)	(60,414)
Interest income	1,433	1,147	2,583	2,501	3,052
Realized and unrealized loss on non-designated derivative instruments (4)	(6,197)	(55,410)	(7,161)	(20,022)	(44,682)
Foreign currency exchange gain (loss) (5)	(19,393)	(10,643)	5,335	13,943	28,401
Other income	781	826	1,537	1,526	836
Income tax expense	(393)	(513)	(973)	(2,722)	(7,567)

Net income	$20,047	$11,743	$157,965	$217,510	$218,927

Non-controlling and other interests in net income	12,835	5,929	22,988	42,903	44,676

Limited partners’ interest in net income	7,212	5,814	134,977	174,607	174,251
Limited partners’ interest in net income per:
Common unit—basic	0.09	0.07	1.70	2.21	2.30
Common unit—diluted	0.09	0.07	1.69	2.21	2.30
Cash distributions declared per common unit	0.2800	0.2800	0.5600	2.8000	2.7672

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars, except unit and fleet data)
Balance Sheet Data (at end of applicable period):
Cash and cash equivalents	$191,110	$127,498	$126,146	$102,481	$159,639
Restricted cash	108,243	110,424	117,027	111,519	45,997
Vessels and equipment (6)	2,403,275	2,095,279	2,215,983	2,108,160	1,989,230
Investment in and advances to equity accounted joint ventures	1,074,430	933,812	1,037,726	883,731	891,478
Net investments in direct financing leases (7)	633,971	653,679	643,008	666,658	682,495
Total assets	4,562,948	4,077,109	4,315,474	4,052,980	3,947,275
Total debt and capital lease obligations	2,493,851	2,119,530	2,184,065	2,058,336	1,970,531
Partners’ equity	1,723,987	1,489,576	1,738,506	1,519,062	1,537,752
Total equity	1,768,967	1,516,998	1,777,412	1,543,679	1,547,371
Common units outstanding	79,626,819	79,571,820	79,571,820	79,551,012	78,353,354
Preferred units outstanding	5,000,000	—	5,000,000	—	—

Cash Flow Data:
Net cash flow from (used for)
Operating activities	$83,965	$82,428	$166,492	$239,729	$191,097
Financing activities	(44,821)	(164,773)	(154,925)	(84,357)	100,069
Investing activities	25,820	107,362	12,098	(212,530)	(271,008)

Other Financial Data:
Net voyage revenues (8)	$199,651	$194,013	$394,788	$396,845	$399,607
EBITDA (9)	109,434	84,855	310,741	353,243	377,983
Adjusted EBITDA (9)	198,531	231,504	445,341	442,463	468,954

Capital Expenditures:
Expenditures for vessels and equipment	249,009	159,195	344,987	191,969	194,255

Liquefied Gas Fleet Data:
Consolidated:
Calendar-ship-days (10)	3,992	3,592	7,440	6,935	6,619
Average age of our fleet (in years at end of period)	9.2	8.9	9.0	8.9	7.9
Vessels at end of period (11)	23	20	21	19	19

Equity Accounted: (12)
Calendar-ship-days (10)	6,247	5,959	12,235	11,720	11,338
Average age of our fleet (in years at end of period)	8.6	8.4	8.7	8.5	8.0
Vessels at end of period (11)	35	34	35	32	31

Conventional Fleet Data:
Calendar-ship-days (10)	1,075	1,335	2,439	2,920	3,202
Average age of our fleet (in years at end of period)	12.1	11.2	11.7	9.5	8.5
Vessels at end of period	5	6	6	8	8

(1)	Total operating expenses include voyage expenses, vessel operating expenses, depreciation and amortization, general and administrative expenses, restructuring charges, and write-down and loss on sale of vessels. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(2)	Income from vessel operations includes a write-down and loss on sale of vessels of $12.6 million for the six months ended June 30, 2017, $27.4 million for the six months ended June 30, 2016, and $39.0 million for the year ended December 31, 2016.
(3)	Equity income includes unrealized gains (losses) on non-designated derivative instruments, and any ineffectiveness of derivative instruments designated as hedges for accounting purposes, of $(2.0) million and $(6.3) million for the six months ended June 30, 2017 and 2016, respectively, and $7.3 million, $10.2 million and $1.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.
(4)	We entered into interest rate swap and swaption agreements to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. We have not applied hedge accounting treatment to these derivative instruments except for several interest rate swaps in certain of our equity-accounted joint ventures and the interest rate swaps in our consolidated joint venture, Teekay Nakilat Corporation, and as a result, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized loss on derivative instruments in the consolidated statements of income. Please see “Item 18—Financial Statements: Note 12—Derivative Instruments and Hedging Activities” of our 2016 Annual Report.
(5)	Substantially all of these foreign currency exchange gains and losses were unrealized. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary sources for the foreign currency exchange gains and losses are our Euro-denominated term loans and Norwegian Kroner-denominated (or NOK) bonds. Euro-denominated term loans totaled 201.6 million Euros ($230.3 million) at June 30, 2017, 215.9 million Euros ($239.8 million) at June 30, 2016, 208.9 million Euros ($219.7 million) at December 31, 2016, 222.7 million Euros ($241.8 million) at December 31, 2015 and 235.6 million Euros ($285.0 million) at December 31, 2014. Our NOK-denominated bonds totaled 3.1 billion NOK ($371.4 million) at June 30, 2017, 2.6 billion NOK ($310.9 million) at June 30, 2016, 3.5 billion NOK ($371.3 million) at December 31, 2016, 2.6 billion NOK ($294.0 million) at December 31, 2015 and 1.6 billion NOK ($214.7 million) at December 31, 2014.
(6)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.
(7)	The external charters that commenced in 2009 with the Tangguh Production Sharing Contractors and in 2013 with Awilco have been accounted for as direct financing leases. As a result, the two LNG vessels chartered to the Tangguh Production Sharing Contractors and the two LNG vessels chartered to Awilco are not included as part of vessels and equipment.
(8)

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Voyage revenues	$202,084	$195,012	$396,444	$397,991	$402,928
Voyage expenses	(2,433)	(999)	(1,656)	(1,146)	(3,321)
Net voyage revenues	$199,651	$194,013	$394,788	$396,845	$399,607

(9)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, net of reimbursement, writedown and loss on sale of vessels, foreign currency exchange (gain) loss, amortization of in-process contracts included in voyage revenues net of offsetting vessel operating expenses, unrealized (gain) loss on non-designated derivative instruments, realized loss on interest rate swaps and Adjustments to Equity Accounted EBITDA (see note 13). EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps, interest rate swaptions, and cross-currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our units.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provide consistent measures of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our cash distribution policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including distributions on our units.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, net operating cash flow, equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, net operating cash flow and equity income and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this prospectus supplement may not be comparable to similarly titled measures of other companies.

The following tables reconcile our historical consolidated EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, and our historical consolidated Adjusted EBITDA to net operating cash flow, the most directly comparable GAAP financial measure:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	$20,047	$11,743	$157,965	$217,510	$218,927
Depreciation and amortization	52,914	46,480	95,542	92,253	94,127
Interest expense, net of interest income	36,080	26,119	56,261	40,758	57,362
Income tax expense	393	513	973	2,722	7,567

EBITDA	$109,434	$84,855	$310,741	$353,243	$377,983

Restructuring charge, net of reimbursement	—	—	—	—	1,989
Write-down and loss on sale of vessels	12,600	27,439	38,976	—	—
Foreign currency exchange loss (gain)	19,393	10,643	(5,335)	(13,943)	(28,401)
Amortization of in-process contracts included in voyage revenues, net of offsetting vessel operating expenses	(556)	(556)	(1,113)	(1,113)	(1,113)
Unrealized loss (gain) on non-designated derivative instruments	(3,818)	42,784	(19,433)	(12,375)	2,096
Realized loss on interest rate swaps	9,895	13,256	25,940	28,968	41,725
Adjustments to Equity-Accounted EBITDA (13)(14)	51,583	53,083	95,565	87,683	74,675

Adjusted EBITDA	$198,531	$231,504	$445,341	$442,463	$468,954

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	$83,965	$82,428	$166,492	$239,729	$191,097
Expenditures for dry docking	11,042	2,356	12,686	10,357	13,471
Interest expense, net of interest income	36,080	26,119	56,261	40,758	57,362
Income tax expense	393	513	973	2,722	7,567
Change in operating assets and liabilities	(7,395)	14,590	20,669	34,187	(18,822)
Equity income from joint ventures	5,380	39,065	62,307	84,171	115,478
Dividends received from equity-accounted joint ventures	(21,281)	(4,191)	(31,113)	(97,146)	(11,005)
Restructuring charge, net of reimbursement	—	—	—	—	1,989
Realized loss on interest rate swaps	9,895	13,256	25,940	28,968	41,725
Realized loss on cross-currency swaps recorded in foreign currency exchange loss (gain)	31,354	4,620	26,774	7,640	2,222
Adjusted Equity-Accounted EBITDA (13)(14)	51,583	53,083	95,565	87,683	74,675
Other, net	(2,485)	(335)	8,787	3,394	(6,805)

Adjusted EBITDA	$198,531	$231,504	$445,341	$442,463	$468,954

(10)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.
(11)	For June 30, 2017 and 2016, and December 31, 2016, 2015, and 2014, the number of vessels indicated do not include eight, ten, nine, eleven and eight LNG carrier newbuildings, respectively, in our consolidated liquefied gas fleet and 14, 15, 14, 17 and 19 LNG and LPG carrier newbuildings, respectively, in our equity-accounted liquefied gas fleet.
(12)	Equity-accounted vessels include (a) six MALT LNG Carriers relating to the Teekay LNG-Marubeni Joint Venture, (b) the four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) from 2008, (c) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. from 2011, (d) two LNG carriers (or the Exmar LNG Carriers) relating our LNG joint venture with Exmar NV (or Exmar) and (e) 19, 18, 19, 16 and 15 LPG carriers (or the Exmar LPG Carriers) from June 30, 2017 and 2016, and December 31, 2016, 2015 and 2014, respectively, relating to our LPG joint venture with Exmar. The figures in the selected financial data for our equity-accounted-vessels are at 100% and not based on our ownership percentages.
(13)	Adjusted Equity-Accounted EBITDA is a non-GAAP financial measure. Adjusted Equity-Accounted EBITDA represents equity income after Adjustments to Equity Income. Adjustments to Equity Income consist of depreciation and amortization, interest expense net of interest income, income tax expense (recovery), amortization of in-process revenue contracts, foreign currency exchange loss (gain), write-down and loss (gain) on sales of vessels, unrealized gain on non-designated derivative instruments and realized loss on interest rate swaps, in each case related to our equity-accounted entities, on The following table details basis of our ownership percentages of such entities. Neither Adjusted Equity-Accounted EBITDA nor Adjustments to Equity-Accounted EBITDA should be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to Equity-Accounted EBITDA excludes some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, Adjustments to Equity-Accounted EBITDA as presented in this prospectus supplement may not be comparable to similarly titled measures of the other companies. When using Adjusted EBITDA as a measure of liquidity, it should be noted that this measure includes the Adjusted EBITDA from our equity-accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted for investments. Consequently, the cash flow generated by our equity-accounted for investments, as measured by Adjusted Equity-Accounted EBITDA, may not be available for use by us in the period generated.

(14)	Adjustments relating to equity income from our equity-accounted joint ventures are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity Income	$5,380	$39,065	$62,307	$84,171	115,478

Depreciation and amortization	25,983	25,057	52,095	48,702	45,885
Interest expense, net of interest income	24,978	19,141	39,849	37,376	36,916
Income tax expense (recovery)	26	31	352	315	(155)
Amortization of in-process revenue contracts	(2,223)	(2,868)	(5,482)	(7,153)	(8,295)
Foreign currency exchange loss (gain)	150	125	125	(527)	(441)
Write-down and loss (gain) on sales of vessels	—	—	4,861	1,228	(16,923)
Unrealized loss (gain) on derivative instruments	(1,602)	5,648	(6,963)	(10,945)	(1,563)
Realized loss on interest rate swaps	4,271	5,949	10,728	18,687	19,251

Adjustments to Equity-Accounted EBITDA	51,583	$53,083	$95,565	$87,683	$74,675

Adjusted Equity-Accounted EBITDA	56,963	$92,148	$157,872	$171,854	$190,153

RISK FACTORS

Before investing in our Series B Preferred Units, you should carefully consider all of the information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our Series B Preferred Units, you should carefully consider the following risk factors together with all other information included in this prospectus supplement and the accompanying prospectus, including those risks discussed under the caption “Risk Factors” in our 2016 Annual Report filed with the SEC, which is incorporated by reference into this prospectus, and information included in any applicable free writing prospectus.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay distributions on our Series B Preferred Units, the trading price of our Series B Preferred Units could decline, and you could lose all or part of your investment.

Risks Related to the Series B Preferred Units

The Series B Preferred Units represent perpetual equity interests in us.

The Series B Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series B Preferred Units may be required to bear the financial risks of an investment in the Series B Preferred Units for an indefinite period of time. In addition, the Series B Preferred Units will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series B Preferred Units have not been rated.

We have not sought to obtain a rating for the Series B Preferred Units, and the units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series B Preferred Units or that we may elect to obtain a rating of our Series B Preferred Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series B Preferred Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series B Preferred Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series B Preferred Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series B Preferred Units may not reflect all risks related to us and our business, or the structure or market value of the Series B Preferred Units.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Series B Preferred Units, which may limit the cash available to make distributions on the Series B Preferred Units.

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements;

•	provide funds for payments to holders of Series A Preferred Units and Series B Preferred Units; or

•	provide funds for distributions to our limited partners (including on the Series A Preferred Units and Series B Preferred Units) and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series B Preferred Units.

Our Series B Preferred Units are subordinated to our debt and capital lease obligations, and your interests could be diluted by the issuance of additional limited partner interests, including additional Series B Preferred Units, and by other transactions.

Our Series B Preferred Units are subordinated to all of our existing and future indebtedness and capital lease obligations. As of September 30, 2017, our total debt and capital lease obligations was $2.6 billion and we had the ability to borrow an additional $90 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities and additional capital lease obligations. The payment of principal and interest on our debt and the payment of our capital lease obligations reduces cash available for distribution to us and on our limited partner interests, including the Series B Preferred Units.

The issuance of additional limited partner interests on a parity with or senior to our Series B Preferred Units would dilute the interests of the holders of our Series B Preferred Units, and any issuance of Senior Securities or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series B Preferred Units. No provisions relating to our Series B Preferred Units protect the holders of our Series B Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B Preferred Units.

The Series B Preferred Units will rank junior to any Senior Securities and pari passu with our Series A Preferred Units.

Our Series B Preferred Units will rank junior to any Senior Securities and pari passu with our Series A Preferred Units and any other Parity Securities established after the original issue date of the Series B Preferred

Units. If less than all distributions payable with respect to the Series B Preferred Units and any Parity Securities (including Series A Preferred Units) are paid, any partial payment shall be made pro rata with respect to Series B Preferred Units and any Parity Securities (including Series A Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time.

Investors should not expect us to redeem the Series B Preferred Units on the date the Series B Preferred Units become redeemable by us or on any particular date afterwards.

The Series B Preferred Units have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. At any time on or after October 15, 2027 we may redeem the Series B Preferred Units, in whole or in part, from any source of funds legally available for such purpose, by paying $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any decision we make at any point to redeem the Series B Preferred Units will depend upon, among other things, our evaluation of our capital position and general market conditions at that time.

As a holder of Series B Preferred Units you have extremely limited voting rights.

Your voting rights as a holder of Series B Preferred Units will be extremely limited. Our common units are the only class of limited partner interests carrying full voting rights. Holders of the Series B Preferred Units generally have no voting rights. However, in the event that six quarterly distributions, whether consecutive or not, payable on Series B Preferred Units or any other parity securities are in arrears, the holders of Series B Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities (including Series A Preferred Units) upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on the board of directors of our general partner, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. The right of such holders of Series B Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and unpaid distributions on the Series B Preferred Units have been paid in full. Certain other limited protective voting rights are described in this prospectus supplement under “Description of Series B Preferred Units—Voting Rights.”

The Series B Preferred Units are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series B Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series B Preferred Units are a new issue of securities with no established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. We intend to apply to list the Series B Preferred Units on the NYSE, but there can be no assurance that the NYSE will accept the Series B Preferred Units for listing. Even if the Series B Preferred Units are approved for listing by the NYSE, an active trading market on the NYSE for the units may not develop or, even if it develops, may not last, in which case the trading price of the units of Series B Preferred Units could be adversely affected and your ability to transfer your units will be limited. If an active trading market does develop on the NYSE, our Series B Preferred Units may trade at prices lower than the offering price. The trading price of our Series B Preferred Units would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	the annual yield from distributions on the Series B Preferred Units as compared to the yields of other financial instruments;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in the Series B Preferred Units pending any listing of the Series B Preferred Units on the NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Market interest rates may adversely affect the value of our Series B Preferred Units, and the distribution payable on our Series B Preferred Units will vary on and after October 15, 2027 based on market interest rates.

One of the factors that will influence the price of our Series B Preferred Units will be the distribution yield on the Series B Preferred Units (as a percentage of the price of our Series B Preferred Units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series B Preferred Units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series B Preferred Units to decrease.

In addition, on and after October 15, 2027, the Series B Preferred Units will have a floating distribution rate set each quarterly distribution period at a percentage of the $25.00 liquidation preference equal to the applicable three-month LIBOR plus a spread of                     basis points. The per annum distribution rate that is determined on the relevant determination date will apply to the entire quarterly distribution period following such determination date even if LIBOR increases during that period. As a result, holders of Series B Preferred Units will be subject to risks associated with fluctuation in interest rates and the possibility that holders will receive distributions that are lower than expected. Interest rates have in the past and may in the future experience volatility. In the past, the level of three-month LIBOR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. We have no control over a number of factors, including economic, financial and political events that affect market fluctuations in interest rates.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR in the future may adversely affect the value of the Series B Preferred Units.

Regulators and law enforcement agencies in the United Kingdom (or UK) and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (or the BBA) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the UK Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the UK or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities, including the Series B Preferred Units.

If the calculation agent for the Series B Preferred Units determines that LIBOR has been discontinued, the calculation agent will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. The calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the distribution determination date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, if a published three-month LIBOR rate is unavailable, the distribution rate on the Series B Preferred Units during the floating rate period will be determined using the alternative methods set forth under “Description of Series B Preferred Units—Distributions—Distribution Rate.” Any of these alternative methods may result in distribution payments that are lower than or that do not otherwise correlate over time with the distribution payments that would have been made on Series B Preferred Units during the floating rate period if three-month LIBOR were available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of three-month LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth under “Description of Series B Preferred Units—Distributions—Distribution Rate,” a published three-month LIBOR rate is unavailable during the floating rate period and banks are unwilling to provide quotations for the calculation of LIBOR, the alternative method sets the distribution rate for a distribution period as the same rate as the immediately preceding distribution period, which could remain in effect in perpetuity unless we redeem the Series B Preferred Units, and the value of the Series B Preferred Units may be adversely affected.

Risks Inherent in our Business

We may not have sufficient cash from operations to enable us to pay distributions on our units.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the expiration of charter contracts;

•	the charterers options to terminate charter contracts or repurchase vessels;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	limitation of obtaining cash distributions from joint venture entities due to similar restrictions within the joint venture entities.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures, anticipated future credit needs and other matters, established by our general partner in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our ability to grow may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute each quarter all of our Available Cash (as defined in our partnership agreement, which takes into account cash reserves for, among other things, future capital expenditures and credit needs). Accordingly, our growth may not be as fast as businesses that reinvest their Available Cash to expand ongoing operations.

In determining the amount of cash available for distribution, the board of directors of our general partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. Lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices, combined with other factors beyond our control, have adversely affected energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. As a result, effective for the quarterly distribution for the fourth quarter of 2015, we reduced our quarterly cash distributions per common unit to $0.14 from $0.70, and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations with cash flows from operations rather than pursuing additional growth projects. It is uncertain when, if at all, the board of directors of our general partner may increase quarterly cash distributions on our common units.

Our ability to repay or refinance our debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase or our unitholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.

To fund our existing and future debt obligations and capital expenditures, including our LNG and LPG carrier newbuildings, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling assets;

•	further reducing distributions;

•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures.

Use of cash from operations and possible future sales of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders.

We have limited current liquidity.

As at September 30, 2017, we had total liquidity of $251 million, consisting of $161 million of cash and cash equivalents and $90 million of undrawn borrowings under our revolving credit facilities, subject to limitations in the credit facilities. Our primary near-term liquidity needs include payment of our quarterly distributions, including distributions on our units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, committed capital expenditures (including, among others, installment payments for our newbuilding vessels), and the funding of general working capital requirements. We expect to manage our near-term liquidity needs from cash flows from operations, proceeds from new debt financings and refinancings, proceeds from equity offerings, and any dividends or other distributions from our equity accounted joint ventures; however, there can be no assurance that any such funding will be available to us on acceptable terms, if at all. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity accounted for investments. Consequently, the cash flow generated by our equity accounted for investments may not be available for use by us in the period generated.

We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Our significant maintenance capital expenditures reduce the amount of cash we have available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus (as defined in our partnership agreement) each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our general partner’s board of directors at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures—as we expect will be the case in the years we are not required to make expenditures for mandatory dry dockings—the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet and generally are required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue.

We make substantial capital expenditures to increase the size of our fleet. As at October 1, 2017, we had 18 LNG carrier newbuildings scheduled for delivery during the remainder of 2017 and 2020, and three LPG carrier newbuildings scheduled for delivery during the remainder of 2017 and 2018. As of June 30, 2017, the total purchase price of the 21 newbuilding vessels remaining to be paid by us (including our proportionate share of vessels ordered by our joint ventures) was estimated to be approximately $2.59 billion. The obligations of us and our joint ventures to purchase the newbuilding vessels is not conditional upon our or their ability to obtain financing for such purchases. As of June 30, 2017, we had in place $1.12 billion of financing for our remaining newbuilding vessels and are seeking further debt financing for these vessels in the amount of approximately $1.35 billion. Although we believe we will obtain the remainder of the uncommitted financing for our newbuildings by late-2017 or early-2018, there is no assurance that we will do so.

In addition to our newbuilding vessels, we may also be obligated to purchase two of our leased Suezmax tankers, the Teide Spirit and Toledo Spirit, upon the charterer’s option, which may occur in November 2017, with respect to the Teide Spirit, and August 2018 with respect to the Toledo Spirit. These two vessels had an aggregate purchase price of approximately $51.1 million at September 30, 2017.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG and LPG projects. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. Neither we nor Teekay Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Corporation, it must offer them to us pursuant to the terms of an omnibus agreement entered into in connection with our initial public offering. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG and LPG project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these LNG and LPG projects or to build the LNG and LPG carriers.

Our substantial capital expenditures may reduce our cash available for distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures through issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions to unitholders.

A shipowner is typically required to expend substantial sums as progress payments during construction of a newbuilding, but does not derive any income from the vessel until after its delivery. If we were unable to obtain financing required to complete payments on any existing or future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. If we finance these payments by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholder, which could have a material adverse effect on our ability to make cash distributions.

If we were unable to obtain financing required to complete payments on any existing or future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions to you.

As at September 30, 2017, our consolidated debt and capital lease obligations totaled $2.6 billion and we had the capacity to borrow an additional $90 million under our revolving credit facilities. These facilities may be used by us for general partnership purposes. If we obtain debt financing for existing newbuilding orders or we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, if at all;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as further reducing distributions, reducing, cancelling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions when in default of the relevant loans;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into new lines of business.

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, a minimum level of aggregate liquidity, a maximum level of leverage and require certain of our subsidiaries to maintain restricted cash deposits. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. We might not have or be able to obtain sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt and capital lease obligations reduces cash available for distribution on our units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facility;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please read “Summary—Business Overview” in this prospectus supplement.

We could lose a customer or the benefits of a time-charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the charter payments due to us under a charter because of the customer’s inability to continue making the original payments;

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time-charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time-charters, the customer terminates the charter because of the termination of the charterer’s sales agreement or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer.

For instance, we have six LPG carriers currently on bareboat charter contracts with Skaugen with contract terms ending between 2019 and 2026. As at September 30, 2017, we had not been paid by Skaugen for a portion of the charter hire for the vessels for the period from October 2016 to September 30, 2017 relating to these six vessels and totaling approximately $20.7 million. There is uncertainty about Skaugen’s ability to pay future charter hire for our six LPG carriers on charter to it, which may impact our revenues and cash flows in future periods if we are not able to redeploy the vessels at similar rates. In addition, we have two LNG carriers currently on bareboat charter contracts with Awilco with original fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from us at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to us and to honor its purchase obligations is in question. In June 2017, we reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. Further, two of the six MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016 and in January 2017 to extend the deferral period to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017.

If we lose a key LNG time-charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time-charters and the lack of an established LNG spot market. If we are unable to redeploy a LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.

If we lose a key conventional tanker customer, we may be unable to obtain other long-term conventional charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of certain of our customers, time-charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

We depend on Teekay Corporation and certain of our joint venture partners to assist us in operating our business and competing in our markets.

Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain direct and indirect subsidiaries of Teekay Corporation and certain of our joint venture partners, on the other hand, the Teekay Corporation subsidiaries and certain of our joint venture partners provide to us various services including, in the case of operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay LNG Partners L.P., various administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Corporation’s and certain of our joint venture partners’ satisfactory performance of these services. Our business will be harmed if Teekay Corporation or certain of our joint venture partners fail to perform these services satisfactorily or if Teekay Corporation or certain of our joint venture partners stop providing these services to us.

Our ability to compete for the transportation requirements of LNG and oil projects and to enter into new time-charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. Our ability to compete for the transportation requirement of LPG projects and to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with one of our joint venture partners and its reputation and relationships in the shipping industry. If Teekay Corporation or certain of our joint venture partners suffer material damage to its reputation or relationships it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with our employees and suppliers.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Our operating subsidiaries may also contract with certain subsidiaries of Teekay Corporation and certain of our joint venture partners to have newbuildings constructed on behalf of our operating subsidiaries and to incur the construction-related financing. Our operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. None of our operating subsidiaries currently has this type of arrangement with Teekay Corporation or any of its affiliates or any joint venture partners.

A continuation of the recent significant declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower natural gas or oil prices or a further decline in natural gas or oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•	a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•	a reduction in both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;

•	the inability or refusal of customers to make charter payments to us or to our joint ventures, due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Our growth depends on continued growth in demand for LNG and LPG shipping.

Our growth strategy focuses on expansion in the LNG and LPG shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increase in the cost of LPG relative to the cost of naphtha and other competing petrochemicals;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	additional sources of natural gas, including shale gas;

•	availability of alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LPG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Changes in the oil markets could result in decreased demand for our conventional vessels and services in the future.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our conventional tankers business, financial condition and results of operations.

Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results.

Changes in the LPG markets could result in decreased demand for our LPG vessels operating in the spot market.

We have several LPG carriers that operate in the LPG spot market and are either owned or chartered-in by the Exmar LPG Joint Venture, a joint venture entity formed pursuant to a joint venture agreement made in February 2013 between us and Belgium-based Exmar to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The LPG spot market is highly volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our business, financial condition, and results of operations.

Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, increased exposure to interest rate and credit risks and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Future adverse economic conditions or other developments relating directly to our customers may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay for any reason could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

Growth of the LNG market may be limited by infrastructure constraints and community environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production.

If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate LNG, LPG and oil charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential energy projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the energy project requiring energy shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Delays in deliveries of newbuildings or in conversions or upgrades of existing vessels could harm our operating results and lead to the termination of related charters.

As of October 1, 2017, we had a total of 21 newbuilding vessels under construction. The delivery of newbuildings or vessel conversions or upgrades we may order or undertake or otherwise acquire, could be delayed, which would delay our receipt of revenues under the charters for the vessels. In addition, under some of our charters if delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

Our receipt of newbuildings or of vessel conversions or upgrades could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances where our vessels are being or may be built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase or construction of the vessels; or

•	our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions to unitholders.

We may be unable to charter or recharter vessels at attractive rates, which may lead to reduced revenues and profitability.

Our ability to charter or recharter our LNG and LPG carriers upon the expiration or termination of their current time-charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current states of the LNG and LPG carrier markets. As of October 1, 2017, we had 10 vessels in our operating fleet that were unchartered or trading in the spot market, and three unchartered newbuilding vessels under construction, and we had seven and four vessels with charters scheduled to expire in 2018 and 2019, respectively, excluding extension options. If charter rates are low when existing time-charters expire for these or other vessels, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.

We may have more difficulty entering into long-term, fixed-rate LNG time-charters if an active short-term, medium-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the number of spot, short-term and medium-term LNG charters of under four years has been increasing. In 2016, they accounted for approximately 28% of global LNG trade.

If an active spot, short-term or medium-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time-charters for our LNG carriers and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term, medium-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed.

Over time vessel values may fluctuate substantially, which could adversely affect our operating results.

Vessel values for LNG and LPG carriers and conventional tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG, LPG or oil;

•	competition from more technologically advanced vessels;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

Vessel values may decline from existing levels. If the operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

We have recognized vessel write-downs in the past and anticipate recognizing additional write-downs in the future, which will reduce our earnings and net assets.

If we determine at any time that a vessel’s value has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit, which could limit our ability to borrow additional funds under our credit facilities or require us to repay outstanding amounts. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay distributions.

In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to us that it would not exercise its one-year extension option under the charter contract and redelivered the vessel to us in August 2017. As a result, we recorded a write-down of $12.6 million for the quarter ended June 30, 2017. In August 2017, the same charterer gave formal notice to us that it would not exercise its one-year extension option under the charter contract for the African Spirit Suezmax tanker and will redeliver the vessel to us in October 2017.

Under our charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. The charterer notified us in August 2017 that it will cancel the charter contract for the Teide Spirit subject to the charterer’s board approval. In October 2017, the charterer notified us that it has marketed the Teide Spirit for sale and, upon the sale of the vessel, it will concurrently terminate its existing charter contract with us. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with this charterer, we expect it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018.

As a result of the charterer notifications described above, we are in the process of assessing the African Spirit, Teide Spirit and Toledo Spirit for impairment. Depending on the outcome of this assessment, there is a possibility we may recognize an aggregate accounting write-down of up to approximately $38 million in the third quarter of 2017. The expected amount and timing of these or any other impairment charges or write-downs we may recognize in the future will depend upon several factors, which may cause the amount and timing of any such charges or write-downs to differ materially from expectations or past experience.

Increased technological innovation in vessel design or equipment could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability for LNG or LPG to be loaded and unloaded quickly. More efficient vessel designs, engines or other features may increase efficiency. Flexibility includes the ability to access LNG and LPG storage facilities, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LNG or LPG carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced LNG or LPG carriers could reduce recharter rates available to our vessels and the resale value of the vessels. As a result, our business, results of operations and financial condition could be harmed.

We may be unable to perform as per specifications on our new engine designs and other equipment.

We are investing in technology upgrades such as MEGI twin engines and other equipment for certain LNG carrier newbuildings. These new engine designs and other equipment may not perform to expectations which may result in performance issues or claims based on failure to achieve specification included in charter party agreements.

We or our joint venture partners may be unable to deliver or operate a FSU or a LNG receiving and regasification terminal.

We are modifying one of our LNG carrier newbuildings into a FSU to service a LNG regasification and receiving terminal in Bahrain in which we will have a 30% ownership interest. We may be unable to operate the FSU efficiently, which may result in performance issues or claims based on charter party agreements. In addition, we or our joint venture partners may be unable to operate a LNG receiving and regasification terminal properly, which could reduce the expected output of this terminal. As a result, our business, results of operations and financial condition could be harmed.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing LNG and LPG carriers or LNG and LPG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG and LPG shipping industries. Factors that may contribute to a limited number of acquisition opportunities in the LNG and LPG industries in the near term include the relatively small number of independent LNG and LPG fleet owners and the limited number of LNG and LPG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would in turn result in loss of revenues.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG and LPG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, only certain of our LNG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

Our and many of our customers’ substantial operations outside the United States expose us and them to political, governmental and economic instability, which could harm our operations.

Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we and they engage in business. Any disruption caused by these factors could harm our business or the business of these customers, including by reducing the levels of oil and gas exploration, development and production activities in these areas. We derive some of our revenues from shipping oil, LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where we or these customers operate or where we or they may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade may harm our business and ability to make cash distributions and a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Two vessels owned by the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and a further deferral was agreed and, effective in August 2016 and in January 2017, the deferred period was extended to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017. Our proportionate share of the impact of the charter payment deferral for 2016 was a reduction to equity income of $21.2 million. Our proportionate share of the estimated impact of the charter payment deferral for 2017 compared to original charter rates earned prior to December 31, 2015 is estimated to be a reduction to equity income ranging from $20 million to $30 million depending on any sub-chartering employment opportunities.

Terrorist attacks, piracy, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, piracy, the current conflicts in the Middle East, other current and future conflicts and political change, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG, LPG and oil production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

In addition, LNG, LPG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, LPG and oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG, LPG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG or LPG facilities and carriers are potential terrorist targets, could materially and adversely affect expansion of LNG and LPG infrastructure and the continued supply of LNG and LPG to the United States and other countries. Concern that LNG or LPG facilities may be targeted for attack by terrorists has contributed to significant community resistance to the construction of a number of LNG or LPG facilities, primarily in North America, because of the potential environmental impacts of such attack. If a terrorist incident involving a LNG or LPG facility or LNG or LPG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG or LPG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG or LPG facilities currently in operation.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The ARC7 Ice-Class LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition, results of operations and ability to make distributions on our units could be substantially affected if the Yamal LNG Project is not completed.

On July 9, 2014, we entered into the 50/50 Yamal LNG Joint Venture with China LNG and ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (50.1%), France-based Total S.A. (20%), China-based China National Petroleum Corporation (20%) and Silk Road Fund (9.9%).

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture, which are scheduled for delivery between 2018 and 2020, will be specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions to unitholders.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek OAO (or Novatek), a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. The restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 90 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. Under recent legislation, OFAC must reduce the 90 day period to 60 days by approximately December 1, 2017. The European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our units.

Neither the Yamal LNG Joint Venture nor our joint venture partner may be able to obtain financing for the six LNG ARC7 Ice-Class carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not yet have in place financing for the six ARC7 Ice-Class LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. As of September 30, 2017, $392.6 million had been funded by us and China LNG based on our proportionate ownership interests in the Yamal LNG Joint Venture. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, or at all, or if our joint venture partner fails to fund its portion of the newbuilding financing, we may be unable to purchase the vessels and participate in the Yamal LNG Project.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG

Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect our results of operations and ability to make distributions on our units. If the charter party defaults on the time-charter contracts, we may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

We assume credit risk by entering into agreements with unrated entities.

Some of our vessels are chartered to unrated entities and some of these unrated entities will use revenue generated from the sale of the shipped gas to pay their shipping and other operating expenses, including the charter fees. The price of the gas may be subject to market fluctuations and the LNG supply may be curtailed by start-up delays and stoppages. If the revenue generated by the charterer is insufficient to pay the charter fees, we may be unable to realize the expected economic benefit from these charter agreements.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We are paid in Euros under some of our charters, and certain of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution to unitholders. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Kroner also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated (or NOK) bonds. We incur interest expense on our NOK bonds and we have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our NOK bonds. If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.

A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements. While some of our labor agreements have recently been renewed, crew compensation levels under future collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Teekay Corporation and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.

Our success depends in large part on Teekay Corporation’s and certain of our joint venture partners’ ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. The ability to attract and retain qualified crew members under a competitive industry environment continues to put upward pressure on crew manning costs.

If we are not able to increase our charter rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Due to our lack of diversification, adverse developments in our LNG, LPG or oil marine transportation businesses could reduce our ability to make distributions to our unitholders.

We rely exclusively on the cash flow generated from our LNG and LPG carriers and conventional oil tankers that operate in the LNG, LPG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG, LPG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Risks Inherent in an Investment in Us

Teekay Corporation and its affiliates may engage in competition with us.

Teekay Corporation and its affiliates, including Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Teekay Offshore, us and other related parties, Teekay Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay Offshore or any of such controlled affiliates to:

•	acquire LNG carriers and related time-charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time-charters, as determined in good faith by the board of directors of Teekay Corporation or the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business; or

•	own, operate and charter LNG carriers that relate to a bid or award for an LNG project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time-charters described above, Teekay Corporation or Teekay Offshore may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay Offshore or any of their respective controlled affiliates (other than us and our subsidiaries) may:

•	acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates LNG carriers; and

•	provide ship management services relating to LNG carriers.

If there is a change of control of Teekay Corporation or Teekay Offshore, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

Teekay Corporation, which owns and controls our general partner, indirectly owns our 2% general partner interest and as at October 1, 2017 owned 31.7% of our common units. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Teekay Corporation.

Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Teekay Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Teekay Corporation, which may be contrary to our interests;

•	executive officers of Teekay Gas Group Ltd., our recently formed subsidiary, and two of the directors of our general partner also currently serve as officers or directors of Teekay Corporation;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and restricted its fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•	our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions to affiliates to Teekay Corporation;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Neither our general partner nor its directors, officers or affiliates owes any fiduciary duties to holders of Series B Preferred Units other than contractual duties of good faith and fair dealing.

The fiduciary duties of the officers and directors of our general partner may conflict with those of the officers and directors of Teekay Corporation.

Our general partner has limited fiduciary duties to manage our business in a manner beneficial to us and our partners. Our general partner has a Corporate Secretary but does not have a Chief Executive Officer or a Chief Financial Officer. The Corporate Secretary and all of the non-independent directors of our general partner also serve as officers, management or directors of Teekay Corporation and/or other affiliates of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders. Our general partner’s officers and directors do not owe any fiduciary duties to holders of Series A Preferred Units and Series B Preferred Units other than limited contractual duties of good faith and fair dealing.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests (which definition of good faith does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series B Preferred Units);

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of common unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

In order to become a limited partner of our partnership, a Series B Preferred unitholder agrees to be bound by the provisions in the partnership agreement, including provisions that provide that neither our general partner nor its directors, officers or affiliates owes any fiduciary duties to holders of Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing.

Fees and cost reimbursements, which our general partner determines for services provided to us, are substantial and reduce our cash available for distribution to our unitholders.

Prior to making any distribution to unitholders, we pay fees for services provided to us and our operating subsidiaries by certain subsidiaries of Teekay Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. These fees and expenses include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and our operating subsidiaries. The payment of fees to Teekay Corporation and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to unitholders.

Our general partner, which is owned and controlled by Teekay Corporation, makes all decisions on our behalf, subject to the limited voting rights of our unitholders. Even if public unitholders are dissatisfied, they cannot remove our general partner without Teekay Corporation’s consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and have no right to elect our general partner or its board of directors on an annual or other continuing basis, subject to the limited rights of the holders of Series A Preferred Units and Series B Preferred Units to elect one director, which are described below. Teekay Corporation, which owns and controls our general partner, appoints our general partner’s board of directors. Our general partner makes all decisions on our behalf. If the unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. As a result of these limitations, the price at which the Series B Preferred Units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

In the event that six quarterly distributions, whether consecutive or not, payable on Series B Preferred Units or any other parity securities are in arrears, the holders of Series B Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, including holders of our Series A Preferred Units, to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series B Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date are not paid on all outstanding Series B Preferred Units. The right of such holders of Series B Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and in arrears on the Series B Preferred Units have been paid in full. Certain other limited protective voting rights are described in this prospectus supplement under “Description of Series B Preferred Units—Voting Rights.”

The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove the general partner.

In addition, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20% or more of any class or series of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. This loss of voting rights does not apply to the Series B Preferred Units. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from our available cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution by us to our unitholders. In addition, our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions may reduce the amount of working capital borrowings we can make for operating our business.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act), we may not make a distribution to unitholders to the extent that at the time of the distribution, after giving effect to the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that, for nonresident limited partnerships such as us, it is to be applied and construed to make the laws of the Republic of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Marshall Islands courts the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Republic of the Marshall Islands. There have been, however, few, if any, court cases in the Republic of the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware courts. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Bermuda. In addition, our general partner is a Marshall Islands limited liability company and a majority of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Republic of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities” in the accompanying prospectus.

Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

We and certain of our joint ventures are party and were party to lease arrangements whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels subject to the lease arrangements. As is typical in these lease arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the UK taxing authority (or HMRC), the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the lease arrangements, we do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture is obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

We own a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the lease arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these lease arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims.

HMRC has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to the lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, our 70% share of the Teekay Nakilat Joint Venture’s potential exposure is estimated to be approximately $42 million. Such estimate is primarily based on information received from the lessor.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three RasGas II LNG Carriers.

Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.

For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture, or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.

Tax Risks

In addition to the following risk factors, you should read “Item 10—Additional Information—Taxation” and the risks discussed under the heading “Item 3—Key Information—Risk Factors—Tax Risks” in our 2016 Annual Report, which is incorporated by reference into this prospectus, and information under the headings “Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations” in this prospectus supplement for a more complete discussion of the expected material United States federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Series B Preferred Units.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Further, final Treasury Regulations were issued earlier this year interpreting the scope of activities that generate qualifying income under Section 7704 of the Code. We believe that the income we currently treat as qualifying income satisfies the requirements for qualifying income under the final regulations. However, in furtherance of Executive Orders issued by the current administration, the U.S. Treasury Department has initiated a comprehensive review of all tax regulations. Should the final regulations be withdrawn or otherwise deemed inapplicable, we would need to rely on other guidance to determine if we satisfy the qualifying income exception, including the ruling that we received from the IRS in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704, which ruling may under certain circumstances be revoked or modified by the IRS retroactively. Furthermore, there could be some uncertainty as to whether we would be classified as a partnership for U.S. federal income tax purposes. Our counsel, Perkins Coie LLP, is of the opinion that we should be classified as a partnership for U.S. federal income tax purposes. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS. Please read “Material United States Federal Income Tax Considerations— Classification as a Partnership.” Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the amount of cash available for distribution to our unitholders and the value of an investment in our units.

Treatment of distributions on our Series B Preferred Units as guaranteed payments for the use of capital creates a different tax treatment for the holders of our Series B Preferred Units than the holders of our common units.

The tax treatment of distributions on our Series B Preferred Units is uncertain. We will treat the holders of Series B Preferred Units as partners for tax purposes and will treat distributions on the Series B Preferred Units as guaranteed payments for the use of capital that will generally be taxable to the holders of Series B Preferred Units as ordinary income. Although a holder of Series B Preferred Units could recognize taxable income from the accrual of such a guaranteed payment even in the absence of a contemporaneous distribution, we anticipate accruing and making the guaranteed payment distributions on a quarterly basis. Otherwise, the holders of Series B Preferred Units generally are not anticipated to share in our items of income, gain, loss or deduction, and will not be allocated any share of our nonrecourse liabilities. If the Series B Preferred Units were treated as indebtedness for tax purposes, rather than as guaranteed payments for the use of capital, distributions likely would be treated as payments of interest by us to the holders of Series B Preferred Units.

A Series B Preferred unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. The amount realized generally will equal the sum of the cash and the fair market value of other property such holder receives in exchange for such Series B Preferred Units. Subject to general rules requiring a blended basis among multiple partnership interests, the tax basis of a Series B Preferred Unit will generally be equal to the sum of the cash and the fair market value of other property paid by the holder to acquire such Series B Preferred Unit. Gain or loss recognized by a holder on the sale or exchange of a Series B Preferred Unit held for more than one year generally will be taxable as long-term capital gain or loss. Because holders of Series B Preferred Units will not be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that such holders would be required to recharacterize any portion of their gain as ordinary income as a result of the recapture rules. However, upon the sale of Series B Preferred Units, it is possible that a portion of any gain could be recharacterized as ordinary income to the extent that it represents the accrued but unpaid portion of the guaranteed payment to be paid on the next distribution date.

U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning Series B Preferred Units that may result in adverse U.S. tax consequences to them.

Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. We will treat distributions on the Series B Preferred Units as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain and such payments may be treated as unrelated business taxable income for U.S. federal income tax purposes and generally would be subject to U.S. federal income tax.

In addition, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

USE OF PROCEEDS

We will receive net proceeds of approximately $             million (after deducting underwriting discounts and estimated offering expenses), from the issuance of Series B Preferred Units in this offering. We will receive net proceeds of approximately $             million if the underwriters exercise in full their option to purchase              additional Series B Preferred Units. We intend to use the net proceeds from this offering for general partnership purposes, which may include funding installment payments on newbuilding deliveries and debt repayments.

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The following table sets forth our ratio of earnings to fixed charges and of earnings to fixed charges and preferred unit distributions for each of the periods indicated.

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	1.8x	2.7x	5.4x	2.9x	2.9x	2.4x
Ratio of earnings to fixed charges and preferred unit distributions(1)	1.6x	2.6x	5.4x	2.9x	2.9x	2.4x

(1)	This data is unaudited for all periods presented. For purposes of computing these ratios on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Preferred unit distributions represent the amount of pre-tax earnings that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. No preferred units were outstanding during any of 2012, 2013, 2014 or 2015. We issued Series A Preferred Units in 2016.

CAPITALIZATION

The following table sets forth our capitalization, as of June 30, 2017, on a historical basis and on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds.”

The historical data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K for the quarter ended June 30, 2017, furnished to the SEC on August 18, 2017, which is incorporated by reference herein.

	As of June 30, 2017
	Actual	As Adjusted(1)
	(in thousands)
Total cash and cash equivalents	$191,110	$

Long-term debt, including current portion(2)	$1,824,012	$
Equity:
Non-controlling interest	44,980
Partners’ equity excluding accumulated other comprehensive income	1,722,803
Accumulated other comprehensive income	1,184

Total capitalization	$3,592,979	$

(1)	Assumes the underwriters have not exercised their option to purchase additional units.
(2)	Excludes additional indebtedness of approximately $100 million incurred during the quarter ended September 30, 2017 to fund newbuilding installment payments.

DESCRIPTION OF SERIES B PREFERRED UNITS

The following description of the Series B Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our third amended and restated partnership agreement (or the partnership agreement), which will be entered into in connection with the closing of this offering and will be filed as an exhibit to a Report on Form 6-K.

General

The Series B Preferred Units offered hereby are a new series of preferred units. Upon completion of this offering, there will be              Series B Preferred Units issued and outstanding (or              Series B Preferred Units issued and outstanding if the underwriters exercise in full their option to purchase              additional units). We may, without notice to or consent of the holders of the then-outstanding Series B Preferred Units, authorize and issue additional Series B Preferred Units and Junior Securities (as defined under “Summary—The Offering—Ranking”) and, subject to the limitations described under “—Voting Rights,” Senior Securities and Parity Securities (each as defined under “Summary—The Offering—Ranking”).

The holders of our common units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by our general partner’s board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders any class or series of limited partner interests (including the Series B Preferred Units) having preferential rights to receive distributions of our assets.

The Series B Preferred Units will entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus, the Series B Preferred Units offered hereby will be fully paid and nonassessable. Subject to the matters described under “—Liquidation Rights,” each Series B Preferred Unit will generally have a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series B Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Units will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series B Preferred Units offered hereby may be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series B Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series B Preferred Units will not be convertible into common units or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series B Preferred Units will not be subject to mandatory redemption or to any sinking fund requirements. The Series B Preferred Units will be subject to redemption, in whole or in part, at our option commencing on October 15, 2027. Please read “—Redemption.”

We have appointed Computershare as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series B Preferred Units. The address of the Paying Agent is 250 Royall Street, Canton MA 02021.

Ranking

In addition to our Series B Preferred Units, we have established one other series of preferred units. As of the date of this prospectus, a total of 5,000,000 Series A Preferred Units are issued and outstanding. The Series A Preferred Units are redeemable by us at any time on or after October 5, 2021 and distributions accrue at a rate of 9.00% per annum per $25.00 of liquidation preference per unit.

The Series B Preferred Units will, with respect to anticipated quarterly distributions, rank:

•	senior to the Junior Securities (including our common units);

•	on a parity with the Parity Securities (including our Series A Preferred Units);

•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•	junior to the Senior Securities.

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series B Preferred Units. Our general partner’s board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner’s board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

We will liquidate in accordance with capital accounts. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of outstanding Series B Preferred Units (and outstanding Series A Preferred Units) will be specially allocated, to the extent necessary, items of gross income and gain in a manner intended to allow each holder of outstanding Series B Preferred Units to receive the liquidation preference of $25.00 per unit. If the amount of our gross income and gain available to be specially allocated to holders of Series B Preferred Units is not sufficient to cause the capital account of a Series B Preferred Unit to equal the liquidation preference of a Series B Preferred Unit, then the amount that a holder of Series B Preferred Units would receive upon liquidation may be less than the Series B Preferred Unit liquidation preference. Any accumulated and unpaid distributions on the Series B Preferred Units will be paid prior to any distributions in liquidation made in accordance with capital accounts. Distributions in liquidation generally will be made proportionately among the Series B Preferred Units and any Parity Securities (including the Series A Preferred Units). A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose.

Voting Rights

The Series B Preferred Units will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series B Preferred Units are in arrears, the holders of the Series B Preferred Units will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, including holders of our Series A Preferred Units, to elect one member of our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series B Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series B Preferred Units. The right of such holders of Series B Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all distributions accumulated and in arrears on the Series B Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series B Preferred Units and any other Parity Securities, including the Series A Preferred Units, to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series B Preferred Units and any other Parity Securities, including the Series A Units, shall each be entitled to one vote per director on any matter before our general partner’s board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series B Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, including holders of our Series A Preferred Units, we may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series B Preferred Units are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series B Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series B Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote. As of the date of this prospectus supplement, there were 5,000,000 Series A Preferred Units outstanding. Immediately following this offering, the Series B Preferred Units will represent approximately     % of the total voting power of the Series A Preferred Units and the Series B Preferred Units on a combined basis (assuming the underwriters do not exercise their option to purchase additional Series B Preferred Units). Assuming that we issue              Series B Preferred Units in this offering (assuming the underwriters exercise in full their option to purchase additional units), the Series B Preferred Units will represent approximately     % of the total voting power of the Series A Preferred Units and the Series B Preferred Units on a combined basis immediately following this offering.

The Series A Preferred Units have identical voting rights as the Series B Preferred Units.

Series B Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Holders of Series B Preferred Units will be entitled to receive, when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, cumulative cash distributions from the date of original issue.

Distribution Rate

Distributions on Series B Preferred Units will be cumulative, commencing on                 , 2017, and payable on each Distribution Payment Date, commencing January 15, 2018, when, as and if declared by our general partner’s board of directors or any authorized committee thereof out of legally available funds for such purpose.

The initial distribution rate for the Series B Preferred Units from and including the date of original issue to, but not including, October 15, 2027 (or the Fixed Rate Period) will be     % per annum of the $25.00 liquidation preference per unit (equal to $             per unit per annum). On and after October 15, 2027 (or the Floating Rate Period), distributions on the Series B Preferred Units will accumulate for each quarterly distribution period (or, for the period from and including October 15, 2027 and ending on and including December 31, 2027) at a percentage of the $25.00 liquidation preference equal to Three-Month LIBOR (as defined below) plus a spread of              basis points.

“Three-Month LIBOR” means, for each quarterly distribution period during the Floating Rate Period (or, for the period from and including October 15, 2027 and ending on and including December 31, 2027), the following rate determined by the calculation agent as of the applicable Determination Date (as defined herein), in accordance with the following provisions:

•	the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period commencing on the first day of such distribution period that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on such Determination Date; or

•	If the calculation agent determines that three-month LIBOR has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, the following will apply: if no such rate is so published, the calculation agent will select four major banks in the London interbank market and request that the principal London offices of those four selected banks provide their offered quotations for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable quarterly distribution period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on the Determination Date for such quarterly distribution period. Offered quotations must be based on a principal amount equal to an amount that, in our judgment, is representative of a single transaction in U.S. dollars in the London interbank market at the time. If two or more quotations are provided, Three-Month LIBOR for such quarterly distribution period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, Three-Month LIBOR for such quarterly distribution period will be the arithmetic mean of the rates quoted on the Determination Date for such quarterly distribution period by three major banks in New York City selected by the calculation agent, for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of such quarterly distribution period. The rates quoted must be based on an amount that, in the calculation agent’s judgment, is representative of a single transaction in U.S. dollars in that market at the time. If fewer than three New York City banks selected by us are quoting rates in the manner described above, Three-Month LIBOR for the applicable quarterly distribution period will be the same as for the immediately preceding quarterly distribution period or, if the immediately preceding quarterly distribution period was within the Fixed Rate Period, the same as for the most recent quarter for which Three-Month LIBOR can be determined.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 1.386865% (or 0.01386865) being rounded to 1.38687% (or 0.0138687)) and all dollar amounts used in or resulting from such calculations will be rounded, if necessary, to the nearest cent (with one-half cent being rounded upwards).

“Determination Date” means the London Business Day (as defined herein) immediately preceding the first date of the applicable quarterly distribution period.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“quarterly distribution period” with respect to each distribution on the Series B Preferred Units on a Distribution Payment Date, means the period commencing on (and including) the original issue date and ending on (and including) December 31, 2017, and any subsequent three-month period commencing on (and including) any January 1, April 1, July 1 or October 1 and ending on (and including) the last day in March, June, September and December, respectively.

“Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may succeed or replace the LIBOR01 page on that service).

Distribution Payment Dates

The “Distribution Payment Dates” for the Series B Preferred Units will be each January 15, April 15, July 15 and October 15, commencing January 15, 2018. Such distributions will be paid to the holders of record as of the close of business on the last business day of the month immediately preceding the applicable Distribution Payment Date. Distributions will accumulate in each quarterly distribution period from and including the first day of the quarterly distribution period to and including the earlier of (a) the last day of such quarterly distribution period and (b) the date we redeem the applicable outstanding Series B Preferred Units as described under “—Redemption—Optional Redemption,” whether or not such distributions have been declared. If any Distribution Payment Date during the Fixed Rate Period otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. If any Distribution Payment Date during the Floating Rate Period otherwise would fall on a day that is not a Business Day, then the Distribution Payment Date will be the next day that is a Business Day. Distributions on the Series B Preferred Units for any quarterly distribution period during the Fixed Rate Period will be payable based on a 360-day year consisting of twelve 30-day months. Distributions payable on the Series B Preferred Units for any quarterly distribution period during the Floating Rate Period will be payable based on a 360-day year and the number of days actually elapsed during such quarterly distribution period. “Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those quarterly distributions, if any, on the Series B Preferred Units that have been declared by our general partner’s board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or Record Date) will be the last business day of the month immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our general partner’s board of directors in accordance with our partnership agreement, as amended.

So long as the Series B Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series B Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Units and any Parity

Securities (including the Series A Preferred Units) through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our general partner’s board of directors and paid on any date fixed by our general partner’s board of directors, whether or not a Distribution Payment Date, to holders of the Series B Preferred Units on the Record Date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) are paid, any partial payment will be made pro rata with respect to the Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series B Preferred Units at such time. Holders of the Series B Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. No interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series B Preferred Units.

Redemption

Optional Redemption

Commencing on October 15, 2027, we may redeem, at our option, in whole or in part, the Series B Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series B Preferred Units to be redeemed and, if less than all outstanding Series B Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series B Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series B Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series B Preferred Units are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series B Preferred Units to be redeemed, and the Securities Depository will determine the number of Series B Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series B Preferred Units for its own account). A participant may determine to redeem Series B Preferred Units from some beneficial owners (including the participant itself) without redeeming Series B Preferred Units from the accounts of other beneficial owners.

So long as the Series B Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series B Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if a certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor, if any. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series B Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series B Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series B Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series B Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series B Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series B Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series B Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series B Preferred Units and any Parity Securities (including the Series A Preferred Units) for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

Calculation Agent

We will appoint a calculation agent for the Series B Preferred Units prior to the commencement of the Floating Rate Period. If we are unable to obtain a third-party to serve as calculation agent, our general partner may be appointed as the calculation agent.

No Sinking Fund

The Series B Preferred Units will not have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our general partner’s officers and directors, will not owe any fiduciary duties to holders of the Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Book-Entry System

All Series B Preferred Units offered hereby may be represented by a single certificate issued to the Securities Depository (and its successors or assigns or any other securities depository selected by us), and registered in the name of its nominee (initially, Cede & Co.). The Series B Preferred Units offered hereby may continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series B Preferred Units offered hereby will be entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series B Preferred Units will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series B Preferred Units, each purchaser of Series B Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series B Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series B Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series B Preferred Units, no beneficial holder of the Series B Preferred Units will be deemed to be a unitholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series B Preferred Units, whether as a holder of the Series B Preferred Units for its own account or as a nominee for another holder of the Series B Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a description of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is incorporated by reference herein.

Organization and Duration

We were organized on November 3, 2004 under the Marshall Islands Limited Partnership Act and have perpetual existence.

Purpose

Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in subsidiaries through which we conduct operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation of liquefied natural gas and crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner owes a contractual duty of good faith and fair dealing to the holders of the Series B Preferred Units. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from another unitholder, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

No holder of common units, Series A Preferred Units or Series B Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

Holders of the Series B Preferred Units generally have no voting rights. However, the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting together as a single class, is required prior to (i) any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series B Preferred Units. In addition, unless we receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a class together with holders of any other Parity Securities (including holders of our Series A Preferred Units), we may not (i) issue any Parity Securities if the cumulative distributions on Series B Preferred Units are in arrears or (ii) create or issue any Senior Securities. Distributions payable on the Series B Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series B Preferred Units. Please read “Description of Series B Preferred Units—Voting Rights.”

In voting their common units or any Series A Preferred Units or Series B Preferred Units they may hold, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

The following matters require the common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

Action	Common Unitholder Approval Required
Issuance of additional common units or other limited partner interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Partnership Agreement” below.

Amendment of the operating agreement of our operating company and other action taken by us as a member of our operating company	Common unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read “—Actions Relating to the Operating Company” below.

Merger of our partnership or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale, or Other Disposition of Assets” below.

Dissolution of our partnership	Common unit majority. Please read “—Termination and Dissolution” below

Reconstitution of our partnership upon dissolution	Common unit majority. Please read “—Termination and Dissolution” below.

Withdrawal of our general partner	Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Please read “—Withdrawal or Removal of Our General Partner” below.

Removal of our general partner	Not less than 66 2⁄3% of our outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” below.

Transfer of the general partner interest in us	No approval rights. Please read “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	No approval rights. Please read “—Transfer of Incentive Distribution Rights” below.

Transfer of ownership interests in our general partner	No approval rights. Please read “—Transfer of Ownership Interests in General Partner” below.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement,

constituted that a limited partner “participates in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Republic of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than the limited approval rights of the holders of the Series B Preferred Units described under “Description of Series B Preferred Units—Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units, Series A Preferred Units or Series B Preferred Units we may issue will be entitled to share equally with the then-existing holders of our common units, Series A Preferred Units or Series B Preferred Units, as applicable, in distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting or other rights to which our common units, Series A Preferred Units or Series B Preferred Units are not entitled.

Upon issuance of certain additional partnership securities (including our common units, but excluding our Series A Preferred Units and our Series B Preferred Units) our general partner will be required to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 2% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 2% general partner interest. Our general partner’s 2% interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units or Series B Preferred Units, and our general partner’s interest will not be affected by the issuance of the Series B Preferred Units or any additional Series A Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Series B Preferred Units must approve certain amendments as described under “Description of Series B Preferred Units—Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit approval or approval of Series A Preferred Units voting as a class together with any other Parity Securities (including Series B Preferred Units) or Series B Preferred Unit approval or approval of Series B Preferred Units voting as a class together with any other Parity Securities (including Series A Preferred Units), an amendment must be approved by a common unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a common unit majority; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a common unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name or the location of our principal place of business, registered agent or registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that neither we, our operating company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities (subject to the limited approval rights of holders of Series A Preferred Units and Series B Preferred Units described under “Description of Series B Preferred Units—Voting Rights” of this prospectus supplement or “Description of Equity Securities—Preferred Units—Voting Rights” in the accompanying prospectus);

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units and Series B Preferred Units described under “Description of Series B Preferred Units—Voting Rights” of this prospectus supplement or “Description of Equity Securities—Preferred Units—Voting Rights” in the accompanying prospectus) if our general partner determines that those amendments:

(1) do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of our limited partner interests under the provisions of our partnership agreement; or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as a corporation for U.S. federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of units (other than Series A Preferred Units or Series B Preferred Units) in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units or Series B Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units or Series B Preferred Units, respectively. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Actions Relating to the Operating Company

Without the approval of the holders or units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of our operating company, to any amendment to the limited liability company agreement of our operating company or taking any action on its behalf permitted to be taken by a limited partner of our operating company, in each case that would adversely affect our unitholders (or any particular class of our unitholders) in any material respect.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of a common unit majority. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units and Series B Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by a common unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a common unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a common unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) none of our partnership or our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidation rights of holders of Series B Preferred Units and Parity Securities (including the Series A Preferred Units) are described under “Description of Series B Preferred Units—Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a common unit majority, may select a successor to that withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a common unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66  2⁄3% of our outstanding common units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a common unit majority. The ownership of more than 33 1⁄3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in General Partner

At any time, members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our incentive distribution rights may be transferred to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must agree to be bound by the provisions of our partnership agreement.

Transfer of Common Units, Series A Preferred Units and Series B Preferred Units

By transfer of common units, Series A Preferred Units or Series B Preferred Units in accordance with our partnership agreement, each transferee of common units, Series A Preferred Units or Series B Preferred Units automatically is admitted as a limited partner with respect to the common units, Series A Preferred Units or Series B Preferred Units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded in our books and records no less frequently than quarterly. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants power of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit, Series A Preferred Unit or Series B Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder. Common units, Series A Preferred Units and Series B Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit, Series A Preferred Unit or Series B Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay GP L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership securities. This loss of voting rights does not apply to the Series A Preferred Units or Series

B Preferred Units or to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class, except for the Series A Preferred Units and Series B Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the limited partner interests of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for limited partner interests of such class during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests (except for the Series A Preferred Units and Series B Preferred Units) may have the holder’s limited partner interests purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us, although additional limited partners interests having special voting rights could be issued.

Holders of the Series A Preferred Units and the Series B Preferred Units generally have no voting rights. However, holders of Series A Preferred Units and Series B Preferred Units will have limited voting rights as described under “Description of Series B Preferred Units—Voting Rights” of this prospectus supplement and “Description of Equity Securities—Preferred Units—Voting Rights” of the accompanying prospectus.

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interest then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our unitholders, or any applicable class thereof, may be taken either at a meeting of the applicable unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership interests, except for the Series A Preferred Units and Series B Preferred Units, and such partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units, Series A Preferred Units and Series B Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units, Series A Preferred Units or Series B Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units, Series A Preferred Units and Series B Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units, Series A Preferred Units or Series B Preferred Units in accordance with our partnership agreement, each transferee of common units, Series A Preferred and Series B Preferred Units shall be admitted as a limited partner with respect to the common units, Series A Preferred Units or Series B Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary, trustee or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any affiliate of the general partner or any departing general partner; provided that such person will not be indemnified by reason of providing, on a fee-for-services basis, trustee fiduciary or custodial services; or

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units, Series A Preferred Units and Series B Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

We intend to furnish each record holder of a unit with information reasonably required for U.S. tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist the unitholder in determining the unitholder’s U.S. federal and state tax liability and filing obligations, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of our partnership agreement, the certificate of limited partnership of our partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933, as amended (or the Securities Act), and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owner, Teekay Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Teekay Corporation has the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. We, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that, for nonresident limited partnerships such as us, it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Island Act or decisions of certain Marshall Islands courts, the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and restrict our general partner’s fiduciary duties to our unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the common unitholders. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units and Series B Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Corporation to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Corporation’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests.

Because officers and directors of our general partner are also directors and officers of Teekay Corporation, such directors and officers have fiduciary duties to Teekay Corporation that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity are made by its sole owner, Teekay Corporation, and not by the board of directors of our general partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We do not have any officers and rely solely on officers of Teekay GP L.L.C.

Affiliates of our general partner, Teekay GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay GP L.L.C. and its affiliates. The officers of Teekay GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay GP L.L.C. and us. None of the officers of our general partner are employees of our general partner.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner determine in good faith the expenses that are allocable to us.

Our general partner has limited its liability regarding our obligations.

Our general partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties owed to common unitholders or a breach of our general partner’s contractual duty of good faith and fair dealing to holders of the Series A Preferred Units or Series B Preferred Units, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders, Series A Preferred Unitholders and Series B Preferred Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the holders of our common units, Series A Preferred Units or Series B Preferred Units, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf, and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require limited partner approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership (subject to the limited approval rights of holders of Series A Preferred Units and Series B Preferred Units described under “Description of Series B Preferred Units—Voting Rights” of this prospectus supplement or “Description of Equity Securities—Preferred Units—Voting Rights” in the accompanying prospectus), and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	subject to the prior payment of all quarterly distributions on the Series A Preferred Units and Series B Preferred Units through the most recent Series A Distribution Payment Date and Series B Distribution Payment Date, respectively, the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.

Please read “—Meetings; Voting,” above and “Description of Series B Preferred Units—Voting Rights” for information regarding the voting rights of unitholders.

Limited partner interests in us, except for the Series A Preferred Units and Series B Preferred Units, are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase limited partner interests, except for the Series A Preferred Units and Series B Preferred Units, as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a limited partner may have limited partner interests purchased by the general partner at an undesirable time or price. Please read “—Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units, the Series A Preferred Units or the Series B Preferred Units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, the Series A Preferred Units or the Series B Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Corporation, may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, Teekay Corporation and other affiliates are parties. Similarly, under the omnibus agreement, Teekay Corporation has agreed and has caused its affiliates to agree, for so long as Teekay Corporation controls our partnership, not to engage in certain business or activities relating to the marine transportation of liquefied natural gas. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. See “Risk Factors—Risks Inherent in an Investment in Us—Teekay Corporation and its affiliates may engage in competition with us.”

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to our unitholders by our general partner are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay Corporation, as well as to holders of our common units. These modifications disadvantage the limited partners because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require the general partner (1) to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity; (2) to refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership; and (3) to refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” with respect to common unitholders and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards restrict the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•       on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•       “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards restrict the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our limited partners, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of limited partners, the Marshall Islands Act permits a limited partner or an assignee of a partnership interest to bring an action in the right of the limited partnership to recover a judgment in its favor if general partners with authority to do so have refused to bring the action or if an effort to cause those general partners to bring the action is not likely to succeed.

In order to become one of our limited partners, a common unitholder or holder of Series A Preferred Units or Series B Preferred Units agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Transfer of Common Units, Series A Preferred Units and Series B Preferred Units” above.

Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “—Indemnification” above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective Series B Preferred unitholders who are individual citizens or residents of the United States. This discussion updates and expands upon, and should be read in conjunction with, the discussion under the caption “Material United States Federal Income Tax Considerations” in the accompanying prospectus and “Item 10—Additional Information—Taxation—United States Tax Consequences” in our 2016 Annual Report, which is incorporated by reference into this prospectus supplement. In addition, prospective Series B Preferred unitholders should read “Risk Factors—Tax Risks” in the accompanying prospectus and “Item 3—Key Information—Risk Factors—Tax Risks” in our 2016 Annual Report. Unless otherwise noted, the following discussion is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay LNG Partners, L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from their owners for U.S. federal tax purposes other than subsidiaries which have properly elected to be disregarded as entities separate from any of our corporate subsidiaries for U.S. federal tax purposes.

This discussion is limited to Series B Preferred unitholders who will hold their Series B Preferred Units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular Series B Preferred unitholder in light of the Series B Preferred unitholder’s circumstances, or to certain categories of Series B Preferred unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. Dollar;

•	persons holding our Series B Preferred Units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Series B Preferred Units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Series B Preferred Units should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership or disposition of our Series B Preferred Units.

Except as described under “—Classification as a Partnership” below and “Material United States Federal Income Tax Considerations—Taxation of our Subsidiary Corporations” in the accompanying prospectus, no ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or prospective Series B Preferred unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions of Perkins Coie LLP may not be sustained by a court if contested by the IRS. For the reasons described below, Perkins Coie LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) whether a Series B Preferred unitholder will be treated as a partner that receives guaranteed payments for the use of capital on their units (please read “—Status as a Partner” and “—Consequences of Series B Preferred Unit Ownership”), (2) the accrual of income with respect to distributions on the Series B Preferred Units (please read “—Consequences of Series B Preferred Unit Ownership—Treatment of Distributions”), (3) the extent to which gain may be required to be recharacterized as ordinary income upon a sale of Series B Preferred Units (please read “—Disposition of Series B Preferred Units—Recognition of Gain or Loss”), (4) whether distributions with respect to the Series B Preferred Units will be treated as unrelated business taxable income (please read “—Tax-Exempt Organizations and Non-U.S. Investors” and (5) the treatment of a non-U.S. Series B Preferred unitholder with respect to the U.S. source portion of our transportation income (please read “—Tax-Exempt Organizations and Non-U.S. Investors”).

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each Series B Preferred unitholder is urged to consult the Series B Preferred unitholder’s own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our Series B Preferred Units.

Classification as a Partnership

For U.S. federal income tax purposes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in its partnership interest.

Section 7704 of the Code provides that a publicly traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership whose “qualifying income” represents 90% or more of its gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time-charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. Furthermore, final Treasury Regulations issued earlier this year specifically provide that income derived from the transportation of LNG, crude oil and products derived therefrom pursuant to time charters is qualifying income. However, in furtherance of Executive Orders issued by the current administration, the U.S. Treasury Department has initiated a comprehensive review of all tax regulations. Should the final regulations be withdrawn or otherwise deemed inapplicable, we would need to continue to rely on the ruling that we received from the IRS. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. With respect to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP as to whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (2) income or gain we recognize from foreign currency transactions, is qualifying income, we currently are not treating income from those sources as qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that our counsel has not opined are qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.

Perkins Coie LLP is of the opinion that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions, the IRS ruling and representations described below, we should be classified as a partnership for U.S. federal income tax purposes. In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner, including:

•	we have not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and

•	for each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) of a type that Perkins Coie LLP has opined or will opine should be “qualifying income” within the meaning of Section 7704(d) of the Code.

The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “—Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.

Status as a Partner

The tax treatment of our Series B Preferred Units is uncertain because there is no direct controlling authority with respect to interests such as the Series B Preferred Units. As such, Perkins Coie LLP is unable to opine as to the tax treatment of our Series B Preferred Units. Although the IRS may disagree with this treatment, we will treat our Series B Preferred Units as partnership interests and the holders of our Series B Preferred Units as limited partners of Teekay LNG Partners L.P. entitled to guaranteed payments for the use of capital for U.S. federal income tax purposes. The Series B Preferred Units are complex financial instruments and no assurance can be given as to their treatment for U.S. federal income tax purposes. Accordingly, holders of Series B Preferred Units should consult with their own tax advisors regarding the possible recharacterization of the Series B Preferred Units as indebtedness for U.S. federal income tax purposes. The discussion in this document assumes that the Series B Preferred Shares are treated as partnership interests. Other U.S. tax consequences would result (other than those described herein) in the event that the Series B Preferred Units are treated as indebtedness for U.S. federal income tax purposes.

Under certain circumstances, a beneficial owner of Series B Preferred Units whose units have been loaned to another may lose its status as a partner with respect to those units for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Considerations—Consequences of Unit Ownership—Treatment of Short Sales” in the accompanying prospectus.

Consequences of Series B Preferred Unit Ownership

Flow-through of Taxable Income. Each Series B Preferred unitholder is required to include in computing the Series B Preferred unitholder’s taxable income the Series B Preferred unitholder’s allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending with or within the Series B Preferred unitholder’s taxable year, without regard to whether we make corresponding cash distributions to the Series B Preferred unitholder. Our taxable year ends on December 31. As discussed further below, under “—Allocation of Income, Gain, Loss, Deduction and Credit,” we do not expect to allocate any income, gain, loss, deduction or credit in respect of the Series B Preferred Units except in certain limited circumstances. Rather, we will treat distributions to holders of Series B Preferred Units as guaranteed payments for the use of capital, as discussed below under “—Treatment of Distributions”. Nevertheless, if we allocate income to a Series B Preferred unitholder as of December 31 of a given year, the Series B Preferred unitholder will be required to report this income on the Series B Preferred unitholder’s tax return for the Series B Preferred unitholder’s tax year that ends on or includes such date, even if the Series B Preferred unitholder has not received a cash distribution from us.

Treatment of Distributions. We will treat distributions on the Series B Preferred Units (including the distribution of any accumulated and previously unpaid distributions upon our liquidation) as guaranteed payments for the use of capital that generally will be taxable to the holders of Series B Preferred Units as ordinary income and will be deductible by us. Distributions on the Series B Preferred Units will accrue and be paid quarterly to Series B Preferred unitholders who hold their Series B Preferred Units on the last day of each calendar quarter. However, it is not entirely certain that this treatment would be respected by the IRS, and Perkins Coie LLP is unable to opine that this is the manner in which distributions on the Series B Preferred Units will be treated. Consequently, it is possible that a Series B Preferred unitholder could recognize taxable income from the accrual of a guaranteed payment even in the absence of a contemporaneous distribution. Prospective Series B Preferred unitholders should consult their own tax advisors as to the amount and timing of taxable income with respect to their Series B Preferred Units.

Certain U.S. Series B Preferred unitholders who are individuals, estates or trusts are required to pay an additional 3.8% tax on certain net investment income, including guaranteed payments for the use of capital and the income and gain allocated to them. Series B Preferred unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series B Preferred Units.

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each Series B Preferred unitholder will be required to include in its tax return its income from our guaranteed payments for each taxable year ending within or with its taxable year. A Series B Preferred unitholder that has a taxable year ending on a date other than December 31 and that disposes of all its units following the close of our taxable year but before the close of its taxable year will be required to include in income for its taxable year its income from more than one year of guaranteed payments.

Basis of Series B Preferred Units. A Series B Preferred unitholder’s initial U.S. federal income tax basis for the Series B Preferred unitholder’s Series B Preferred Units will be the amount the Series B Preferred unitholder paid for the Series B Preferred Units. A unitholder’s tax basis generally would include the unitholder’s share of our nonrecourse liabilities, and generally would be increased by the unitholder’s share of our income and by any increases in the common unitholder’s share of our nonrecourse liabilities, and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, and by any decreases in the unitholder’s share of our nonrecourse liabilities. However, a Series B Preferred unitholder will not be allocated any of our nonrecourse liabilities and distributions made by us, to the extent treated as guaranteed payments, will not affect a Series B Preferred unitholder’s tax basis. Accordingly, except in certain limited situations, as discussed below under “—Allocation of Income, Gain, Loss, Deduction and Credit,” a Series B Preferred unitholder’s basis with respect to Series B Preferred Units is not expected to change. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Series B Preferred unitholders who also own common units should consult their tax advisor with respect to determining the basis in their units.

Allocation of Income, Gain, Loss, Deduction and Credit. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the common unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts. Series B Preferred unitholders will be allocated loss only after the capital accounts of the general partner and the common unitholders have been reduced to zero, to the extent of their positive capital accounts. In general, the capital account with respect to a Series B Preferred Unit will be equal to the liquidation preference of the Series B Preferred Unit, or $25.00, without regard to the price paid for such units, but a holder of Series B Preferred Units will have an initial tax basis with respect to the Series B Preferred Units equal to the price paid for such units. To the extent the purchase price paid for a Series B Preferred Unit exceeds the liquidation preference of such unit, any income attributable to such excess will be allocated to our general partner and the holders of units other than Preferred Units in accordance with their percentage interest.

In the event that a Series B Preferred unitholder is allocated net loss with respect to a taxable year, such Series B Preferred unitholder will be allocated items of income and gain in the earliest succeeding taxable year or years in which there are items of income and gain to the extent necessary to restore its capital account with respect to each Series B Preferred Unit to equal the liquidation preference.

Disposition of Series B Preferred Units

Recognition of Gain or Loss. In general, a Series B Preferred unitholder will recognize gain or loss on a sale of units equal to the difference between the amount realized and the Series B Preferred unitholder’s tax basis in the units sold. A Series B Preferred unitholder’s amount realized will be measured by the sum of the cash and the fair market value of other property received by the Series B Preferred unitholder for the Series B Preferred Unit. Because holders of Series B Preferred Units will not be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that such holders would be required to recharacterize any portion of their gain as ordinary income as a result of the recapture rules. It is uncertain, and Perkins Coie LLP is unable to opine as to, whether a portion of their gain may be required to be recharacterized as ordinary income to the extent that it represents the accrued but unpaid portion of the guaranteed payment to be paid on the next distribution date. Gain or loss recognized by a Series B Preferred unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at preferential tax rates. Capital loss may offset capital gains and, in the case of an individual, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling Series B Preferred unitholder who can identify Series B Preferred Units transferred with an ascertainable holding period to elect to use the actual holding period of the Series B Preferred Units transferred. Thus, according to the ruling, a Series B Preferred unitholder will be unable to select high or low basis Series B Preferred Units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific Series B Preferred Units sold for purposes of determining the holding period of Series B Preferred Units transferred. A Series B Preferred unitholder electing to use the actual holding period of Series B Preferred Units transferred must consistently use that identification method for all subsequent sales or exchanges of Series B Preferred Units. A Series B Preferred unitholder considering the purchase of additional units or a sale of Series B Preferred Units purchased in separate transactions is urged to consult the Series B Preferred unitholder’s tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

In addition, certain U.S. Series B Preferred unitholders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, capital gain from the sale or other disposition of their units.

Series B Preferred unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series B Preferred Units.

Allocations between Transferors and Transferees. Holders of Series B Preferred Units owning Series B Preferred Units as of the close of the applicable exchange on the last business day of a calendar quarter (or the Allocation Date) will be entitled to receive the distribution of the guaranteed payment payable with respect to their units for that quarter on the next distribution payment date. Purchasers of Series B Preferred Units after the Allocation Date will therefore not be entitled to a cash distribution on their Series B Preferred Units until the next Allocation Date.

Tax-Exempt Organizations and Non-U.S. Investors

Investments in Series B Preferred Units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. Series B Preferred unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (or UBTI). As described above, we will treat distributions on the Series B Preferred Units as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax exempt investors is not certain because there is no direct controlling authority on such treatment. Perkins Coie LLP is unable to opine as to whether such payments should be treated as UBTI for U.S. federal income tax purposes. Accordingly, such guaranteed payments may be treated as UBTI. Series B Preferred unitholders that are tax-exempt organizations are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in us.

In general, a non-U.S. unitholder may be subject to a 4% U.S. federal income tax on the unitholder’s share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and the unitholder files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). The applicability of this tax to the guaranteed payments made to Series B Preferred unitholders is uncertain and Perkins Coie LLP is unable to opine as to the applicability of this tax to Series B Preferred unitholders and, if applicable, the extent to which any U.S. source income would be attributable to a Series B Preferred unitholder. However, we believe that Series B Preferred unitholders would be allocated a share of the U.S. source portion of our transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently a non-U.S. Series B Preferred unitholder would not be subject to U.S. federal income tax with respect to our transportation income attributable to such voyages. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have a material amount of transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

If applicable, a non-U.S. Series B Preferred unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. Series B Preferred unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. Series B Preferred unitholder is resident; (2) in the case of an individual non-U.S. Series B Preferred unitholder, the Series B Preferred unitholder qualifies for the exemption from tax under Section 872(b)(1) of the

Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. Series B Preferred unitholder, the Series B Preferred unitholder qualifies for the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read “Material United States Federal Income Tax Considerations—Possible Classification as a Corporation—The Section 883 Exemption”) in the accompanying prospectus.

To the extent that any of the U.S. source income attributable to a non-U.S. Series B Preferred unitholder is effectively connected income, we may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. Series B Preferred unitholders. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change. If we were to earn any U.S. effectively connected income, we believe that a non-U.S. Series B Preferred unitholder would be treated as being engaged in such business and would be required to file a U.S. federal income tax return to report the Series B Preferred unitholder’s U.S. effectively connected income (including the Series B Preferred unitholder’s share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in Series B Preferred Units may be subject to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to the Series B Preferred unitholder’s U.S. effectively connected income.

Non-U.S. Series B Preferred unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. Series B Preferred unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in units and any filing requirements related thereto.

Information Returns and Audit Procedures

We intend to furnish to each Series B Preferred unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth the amount of the Series B Preferred unitholder’s guaranteed payments and, if applicable, its share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure Series B Preferred unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

We generally will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, Series B Preferred unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each Series B Preferred unitholder to adjust a prior year’s tax liability, and may result in an audit of the Series B Preferred unitholder’s return. Any audit of a Series B Preferred unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each Series B Preferred unitholder may be subject to separate audit proceedings relating to such items.

For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners.

For taxable years beginning on or before December 31, 2017, the Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.

The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of Series B Preferred unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against Series B Preferred unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a Series B Preferred unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that Series B Preferred unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the Series B Preferred unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any Series B Preferred unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each Series B Preferred unitholder with an interest in the outcome may participate in that action.

The Bipartisan Budget Act of 2015 altered the procedures for auditing large partnerships for taxable years beginning after December 31, 2017 and also altered the procedures for assessing and collecting taxes due (including applicable penalties and interest) as a result of an audit. If the IRS makes audit adjustments to our income tax returns for tax years beginning after 2017, unless we are eligible to (and choose to) elect to issue revised Schedules K-1 to our partners with respect to such returns, the IRS may assess and collect taxes (including any applicable penalties and interest) directly from us in the year in which the audit is completed under the new rules. If we are required to pay taxes, penalties and interest as the result of audit adjustments, cash available for distribution to our unitholders may be substantially reduced. In addition, because payment would be due for the taxable year in which the audit is completed, unitholders during that taxable year would bear the expense of the adjustment even if they were not unitholders during the audited taxable year. Pursuant to this legislation, our general partner will designate a person to act as the partnership representative who shall have the sole authority to act on behalf of the partnership with respect to dealings with the IRS under these new audit procedures.

A Series B Preferred unitholder must file a statement with the IRS identifying the treatment of any item on the Series B Preferred unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a Series B Preferred unitholder to substantial penalties.

Possible Classification as a Corporation

If we fail to meet the Qualifying Income Exception described above with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Series B Preferred unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Subject to the discussion of passive foreign investment companies (or PFICs) in the base prospectus under the heading “Material United States Federal Income Tax Considerations—Possible Classification as a Corporation—Consequences of Possible PFIC Classification,” any distribution made to a Series B Preferred unitholder would be treated as taxable dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the Series B Preferred unitholder’s tax basis in the Series B Preferred unitholder’s Series B Preferred Units, and taxable capital gain thereafter. Provided we are not a PFIC, dividends paid on our Series B Preferred Units to U.S. Series B Preferred unitholders who are individuals, estates or trusts generally would be treated as “qualified dividend income” that is subject to tax at preferential capital gain rates, subject to certain holding period and other requirements. In addition, certain U.S. Series B Preferred unitholders who are individuals, estates or trusts would be required to pay an additional 3.8% tax on the dividends and distributions taxable as capital gain paid to them.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who are not citizens of, and do not reside in, maintain offices in or engage in business, transactions or operations in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business, transactions or operations in the Republic of The Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our Series B Preferred Units will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders. In addition, our unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of The Marshall Islands to file a tax return relating to the Series B Preferred Units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such unitholder.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of Series B Preferred Units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that Teekay LNG Partners L.P. is, and will continue to be, classified as a partnership for United States federal income tax purposes.

Teekay LNG Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay LNG Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s Series B Preferred Units, provided that, for purposes of the Canada-U.S. Treaty, (a) Teekay LNG Partners L.P. does not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such Series B Preferred Units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s Series B Preferred Units, provided that, for purposes of the Canada-U.S. Treaty, such Series B Preferred Units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that the activities and affairs of Teekay LNG Partners L.P. are conducted in such a manner that Teekay LNG Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of Series B Preferred Units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Teekay Gas Group Ltd. (an indirect subsidiary of Teekay LNG Partners L.P. and a non-resident of Canada) provide certain services to Teekay LNG Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay LNG Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and would be subject to taxation in Canada on any income from such business that is considered to be attributable to a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each U.S. Resident Holder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective U.S. Resident Holder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each U.S. Resident Holder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

UNDERWRITING

Morgan Stanley & Co. LLC and UBS Securities LLC are acting as joint book-running managers of the offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase severally and not jointly, and we have agreed to sell to that underwriter, the number of Series B Preferred Units set forth opposite the underwriter’s name.

Underwriter	Number of Series B Preferred Units
Morgan Stanley & Co. LLC
UBS Securities LLC

Total

The underwriting agreement will provide that the obligations of the underwriters to purchase the Series B Preferred Units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Series B Preferred Units (other than those covered by the option to purchase additional Series B Preferred Units described below) if they purchase any of the Series B Preferred Units.

Option to Purchase Additional Series B Preferred Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to            additional Series B Preferred Units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional Series B Preferred Units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the Series B Preferred Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Series B Preferred Units to dealers at the public offering price less a concession not to exceed $        per unit. If all of the Series B Preferred Units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Series B Preferred Units.

	No Exercise	Full Exercise
Per Series B Preferred Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, excluding the underwriting discounts, will be approximately $    .

Lock-Up Agreement

We have agreed that, for a period of 30 days after the date of this prospectus supplement and subject to certain exceptions, we will not, directly or indirectly, without the prior written consent of the representatives, (1) offer for sale, sell, pledge (other than a pledge currently existing as of the date hereof) or otherwise dispose of any Series B Preferred Units or non-convertible securities that are substantially similar to the Series B Preferred Units or sell or grant options, rights or warrants with respect to any Series B Preferred Units or non-convertible securities that are substantially similar to the Series B Preferred Units (collectively, the “Lock-up Securities”), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Series B Preferred Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Series B Preferred Units or other securities, in cash or otherwise.

The representatives, in their discretion, may release any of the Lock-up Securities in whole or in part at any time with or without notice. The representatives have no present intent or arrangement to release any of the Lock-up Securities. The release of any lock-up is considered on a case-by-case basis. Factors that will be considered in deciding whether to release Series B Preferred Units may include the length of time before the lock-up period expires, the number of Series B Preferred Units involved, the reason for the requested release, market conditions, the trading price of the Series B Preferred Units and the historical trading volume of the Series B Preferred Units.

Listing

The Series B Preferred Units are a new issue of securities with no established trading market. We intend to apply to list the Series B Preferred Units on the NYSE under the symbol “TGPPRB.” If the application is approved, trading of the Series B Preferred Units on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series B Preferred Units. The underwriters have advised us that they intend to make a market in the Series B Preferred Units before commencement of trading on the NYSE. They will have no obligation to make a market in the Series B Preferred Units, however, and may cease market-making activities, if commenced, at any time. Accordingly, an active trading market on the NYSE for the Series B Preferred Units may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Series B Preferred Units could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer Series B Preferred Units at the time and price desired will be limited.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the Series B Preferred Units on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of Series B Preferred Units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell Series B Preferred Units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Series B Preferred Units in excess of the number of Series B Preferred Units to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of Series B Preferred Units made in an amount up to the number of Series B Preferred Units represented by the underwriters’ option to purchase additional Series B Preferred Units. In determining the source of Series B Preferred Units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of Series B Preferred Units available for purchase in the open market as compared to the price at which they may purchase units through the option to purchase additional Series B Preferred Units. Transactions to close out the covered syndicate short position involve either purchases of the Series B Preferred Units in the open market after the distribution has been completed or the exercise of the option to purchase additional Series B Preferred Units. The underwriters may also make “naked” short sales of Series B Preferred Units in excess of the option to purchase additional Series B Preferred Units. The underwriters must close out any naked short position by purchasing Series B Preferred Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series B Preferred Units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of Series B Preferred Units in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase Series B Preferred Units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Series B Preferred Units. They may also cause the price of the Series B Preferred Units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

FINRA Conduct Rules

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Morgan Stanley & Co. LLC and UBS Securities LLC are lenders under certain of our and our affiliates’ credit facilities. To the extent we use proceeds from this offering to repay indebtedness under our credit facilities, affiliates of Morgan Stanley & Co. LLC and UBS Securities LLC may receive a portion of the proceeds from this offering.

Because the Financial Industry Regulatory Authority (or FINRA) views our Series B Preferred Units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the Series B Preferred Units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Extended Settlement

We expect delivery of the Series B Preferred Units will be made against payment therefor on or about                  , 2017, which will be the fifth business day following the date of pricing of the Series B Preferred Units (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B Preferred Units on the initial pricing date of the Series B Preferred Units or the next two succeeding business days will be required, by virtue of the fact that the Series B Preferred Units initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. The validity of the Series B Preferred Units offered hereby and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. Vinson & Elkins L.L.P., Washington, D.C., will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of Teekay LNG Partners L.P. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, and the consolidated statements of income and comprehensive income, changes in equity and cash flows of Exmar LPG BVBA for the year ended December 31, 2014 filed as Exhibit 15.2 of the Teekay LNG Partners L.P. Annual Report on Form 20-F for the year ended December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2016;

•	all of our subsequent Annual Reports on Form 20-F filed prior to the termination of this offering;

•	our Reports on Form 6-K furnished to the SEC on May 26, 2017 and August 18, 2017; and

•	all of our subsequent Reports on Form 6-K filed prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through its public reference facilities or its website at the addresses provided in “Where You Can Find More Information” in the accompanying prospectus. You also may request a copy of any document incorporated by reference in this prospectus supplement (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our website at www.teekaylng.com. The information contained in our website, or any other website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also make requests for such documents at no cost by writing or calling us at the following address:

Teekay LNG Partners L.P.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of each document.

In reviewing any agreements included as exhibits to the registration statement relating to the Series B Preferred Units covered by this prospectus or to other SEC filings incorporated by reference into this prospectus, please be aware that these agreements are attached as exhibits to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, which representations and warranties may have been made solely for the benefit of the other parties to the applicable agreement and, as applicable:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that may have been made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement (or such other date or dates as may be specified in the agreement) and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied upon by investors in considering whether to invest in our securities.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the Series B Preferred Units covered by this prospectus supplement. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$
Legal fees and expenses		$200,000
Accounting fees and expenses		$50,000
Transfer agent fees		$5,000
Printing costs		$65,000
Miscellaneous	$

Total	$

PROSPECTUS

Teekay LNG Partners L.P.

Teekay LNG Finance Corp.

Common Units

Preferred Units

Convertible Preferred Units

Debt Securities

Convertible Debt Securities

We may, from time to time, offer to sell common units, preferred units, convertible preferred units, debt securities or convertible debt securities. We refer to our common units, preferred units, convertible preferred units, debt securities and convertible debt securities collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used, from time to time, to offer our common units for the account of selling unitholders.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered including the amount of securities offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We may offer and sell these securities, or selling unitholders may offer and sell our common units, to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common units are traded on the New York Stock Exchange under the symbol “TGP.” On October 13, 2017, the last reported sale price of our common units on the New York Stock Exchange was $18.25 per unit. Our 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or Series A Preferred Units) are traded on the New York Stock Exchange under the symbol “TGPPRA.” On October 13, 2017, the last reported sale price of our Series A Preferred Units on the New York Stock Exchange was $26.01 per unit.

Investing in our securities involves a high degree of risk. In addition, limited partnerships are inherently different than corporations. You should carefully consider the section entitled “Forward-Looking Statements” contained on page 1 and each of the factors described under “Risk Factors” beginning on page 4 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 16, 2017

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed or hereafter file with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, (a) we may sell from time to time any combination of the common units, preferred units, convertible preferred units, debt securities or convertible debt securities described in this prospectus in one or more offerings and (b) selling unitholders may sell from time to time our common units in one or more offerings. This prospectus generally describes us and the securities that may be offered. Each time we or selling unitholders offer securities with this prospectus, we will provide this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add to, update or change information in this prospectus. If information varies between this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. No limit exists on the aggregate amount of the securities we or selling unitholders may sell pursuant to the registration statement of which this prospectus is a part.

You should rely only on the information contained in this prospectus, any prospectus supplement, any written communication from us or any “free writing prospectus” we may authorize to be delivered to you and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common or preferred units described herein, shall mean specifically Teekay LNG Partners L.P. and, when used in this prospectus in connection with debt securities, shall refer jointly to Teekay LNG Partners L.P. and Teekay LNG Finance Corp. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

You should read carefully this prospectus, the applicable prospectus supplement, any applicable free writing prospectus, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are “forward-looking statements”. The Private Securities Litigation Reform Act of 1995, as amended, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,”

“intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results could differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited, to those factors discussed under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Reports on Form 20-F and any Reports on Form 6-K that we incorporate herein by reference, as well as in any prospectus supplement relating to this prospectus and other public filings with the SEC.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement, and accordingly, you should not place undue reliance on forward-looking statements.

TEEKAY LNG PARTNERS L.P.

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from the global expansion of the LNG and LPG sectors.

We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations. Teekay Corporation, which beneficially owns and controls our general partner, beneficially owns 31.7% of our common units and a 2% general partner interest.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Teekay LNG Operating L.L.C., a Republic of the Marshall Islands limited liability company. Our general partner, Teekay GP L.L.C., a Republic of the Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities.

Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Pursuant to services agreements between us and our subsidiaries, on the one hand, and other subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us substantially all of our administrative services and to our subsidiaries substantially all of their strategic business development, advisory, ship management, technical and administrative services.

We are a limited partnership formed under the laws of the Republic of the Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekaylng.com. The information contained in our website is not part of this prospectus.

TEEKAY LNG FINANCE CORP.

Teekay LNG Finance Corp. is a Republic of the Marshall Islands corporation and wholly owned subsidiary of Teekay LNG Partners L.P. It has nominal assets and its activities are limited to acting as co-issuer of certain securities and engaging in other activities incidental thereto.

RISK FACTORS

Before investing in our securities, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in any of our securities, you should carefully consider the following risk factor together with all other information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F, and if applicable, in our Reports on Form 6-K, filed with or furnished to the SEC, which are incorporated by reference into this prospectus, and information included in any applicable prospectus supplement.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay distributions on our securities, the trading price of our securities could decline, and you could lose all or part of your investment.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Further, final U.S. Treasury Regulations (or Treasury Regulations) were issued earlier this year interpreting the scope of activities that generate qualifying income under Section 7704 of the Code. We believe that the income we currently treat as qualifying income satisfies the requirements for qualifying income under the final regulations. However, in furtherance of Executive Orders issued by the current administration, the U.S. Treasury Department has initiated a comprehensive review of all tax regulations. Should the final regulations be withdrawn or otherwise deemed inapplicable, we would need to rely on other guidance to determine if we satisfy the qualifying income exception, including the ruling that we received from the Internal Revenue Service (or IRS) in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time-charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704, which ruling may under certain circumstances be revoked or modified by the IRS retroactively. Furthermore, there could be some uncertainty as to whether we would be classified as a partnership for U.S. federal income tax purposes. Our counsel, Perkins Coie LLP, is of the opinion that we should be classified as a partnership for U.S. federal income tax purposes. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS. Please read “Material United States Federal Income Tax Considerations—Classification as a Partnership.” Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the amount of cash available for distribution to our unitholders and the value of an investment in our units.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from our sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The net proceeds may be invested temporarily until they are used for their stated purpose. We will not receive any proceeds from any sale of our common units by any selling unitholder.

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The following table sets forth our ratio of earnings to fixed charges and of earnings to fixed charges and preferred unit distributions for each of the periods indicated.

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	1.8x	2.7x	5.4x	2.9x	2.9x	2.4x
Ratio of earnings to fixed charges and preferred unit distributions(1)	1.6x	2.6x	5.4x	2.9x	2.9x	2.4x

(1)	This data is unaudited for all periods presented. For purposes of computing these ratios on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Preferred unit distributions represent the amount of pre-tax earnings that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. No preferred units were outstanding during any of 2012, 2013, 2014 or 2015. We issued Series A Preferred Units in 2016.

DESCRIPTION OF EQUITY SECURITIES

The following descriptions of our common units and Series A Preferred Units do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of our second amended and restated partnership agreement (or the partnership agreement), which is incorporated by reference into this prospectus supplement, and sets forth the terms of our common units and Series A Preferred Units. A copy of the partnership agreement may be obtained from us as described under “Where You Can Find Additional Information.” We may also offer additional preferred units or convertible preferred units. We will set forth in an accompanying prospectus supplement a description of the preferred units or convertible preferred units that may be offered under this prospectus. The terms of the offering of securities, including the public offering price and any net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

Common Units

Our common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of our common units and preferred units and our general partner in and to partnership distributions, please read “Cash Distributions” and “The Partnership Agreement.”

Number of Units

The number of our common units outstanding, and those held by Teekay Corporation, which owns our general partner, are provided in our Annual Report on Form 20-F and in the quarterly reports we provide on Form 6-K. The common units represent an aggregate 98% limited partner interest and the general partner interest represents a 2% general partner interest in us.

Exchange Listing

Our common units are listed on the New York Stock Exchange, where they trade under the symbol “TGP.”

Transfer Agent and Registrar

Computershare Inc. serves as registrar and transfer agent for our common units.

Preferred Units

In October 2016, we issued 5,000,000 of our Series A Preferred Units, which are all outstanding as of the date hereof. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Units, authorize and issue additional Series A Preferred Units and Junior Securities (as defined in the partnership agreement). We may authorize and issue Parity Securities and Senior Securities (as defined in the partnership agreement), subject to any rights of the holders of the then-outstanding Series A Preferred Units described under “—Voting Rights.”

The Series A Preferred Units entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose. Subject to the matters described under “—Liquidation Rights,” each Series A Preferred Unit generally has a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series A Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Units rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Units are represented by a single certificate issued to the Depository Trust Company (or the Securities Depository) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series A Preferred Units are not convertible into common units or other of our securities and do not have exchange rights or are entitled or subject to any preemptive or similar rights. The Series A Preferred Units are not subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units are subject to redemption, in whole or in part, at our option commencing on October 5, 2021. Please read “—Redemption.”

We have appointed Computershare as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series A Preferred Units. The address of the Paying Agent is 250 Royall Street, Canton MA 02021.

Ranking

The Series A Preferred Units, with respect to anticipated quarterly distributions, rank:

•	senior to the Junior Securities (including our common units);

•	on a parity with the Parity Securities (as defined in the partnership agreement); and

•	junior to the Senior Securities (as defined in the partnership agreement).

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Units. Our general partner’s board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner’s board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

We will liquidate in accordance with capital accounts. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of outstanding Series A Preferred Units will be specially allocated, to the extent necessary, items of gross income and gain in a manner intended to allow each holder of outstanding Series A Preferred Units to receive the liquidation preference of $25.00 per unit. If the amount of our gross income and gain available to be specially allocated to holders of Series A Preferred Units is not sufficient to cause the capital account of a Series A Preferred Unit to equal the liquidation preference of a Series A Preferred Unit, then the amount that a holder of Series A Preferred Units would receive upon liquidation may be less than the Series A Preferred Unit liquidation preference. Any accumulated and unpaid distributions on the Series A Preferred Units will be paid prior to any distributions in liquidation made in accordance with capital accounts. Distributions in liquidation generally will be made proportionately among the Series A Preferred Units and any Parity Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose.

Voting Rights

The Series A Preferred Units have no voting rights except as set forth below or as otherwise provided by Republic of the Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series A Preferred Units are in arrears, the holders of the Series A Preferred Units will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one member of our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent Distribution Payment Date (as defined below) have not been paid on all outstanding Series A Preferred Units. The right of such holders of Series A Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all distributions accumulated and in arrears on the Series A Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series A Preferred Units and any other Parity Securities to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series A Preferred Units and any other Parity Securities shall each be entitled to one vote per director on any matter before our general partner’s board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	issue any Parity Securities or Senior Securities if the cumulative distributions payable on outstanding Series A Preferred Units are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series A Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series A Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Holders of Series A Preferred Units will be entitled to receive, when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, cumulative cash distributions.

Distribution Rate

Distributions on the Series A Preferred Units will accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

Distribution Payment Dates

The “Distribution Payment Dates” for the Series A Preferred Units are each January 15, April 15, July 15 and October 15. Such distributions will be paid to the holders of record as of the close of business on the last business day of the month immediately preceding the applicable Distribution Payment Date. Distributions will accumulate in each quarterly distribution period from and including the first day of the quarterly distribution period to and including the earlier of (a) the last day of such quarterly distribution period and (b) the date we redeem the applicable outstanding Series A Preferred Units as described under “—Redemption—Optional Redemption,” whether or not such distributions have been declared. The quarterly distribution period will be the period commencing on (and including) the initial issue date and ending on (and including) December 31, 2016, and any subsequent three-month period commencing on (and including) any January 1, April 1, July 1 or October 1 and ending on (and including) the last day in March, June, September and December, respectively. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series A Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months. “Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those quarterly distributions, if any, on the Series A Preferred Units that have been declared by our general partner’s board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or Record Date) will be the last business day of the month immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our general partner’s board of directors in accordance with our partnership agreement, as amended.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our general partner’s board of directors and paid on any date fixed by our general partner’s board of directors, whether or not a Distribution Payment Date, to holders of the Series A Preferred Units on the Record Date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series A Preferred Units and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series A Preferred Units and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series A Preferred Units at such time. Holders of the Series A Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. No interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series A Preferred Units.

Redemption

Optional Redemption

Commencing on October 5, 2021, we may redeem, at our option, in whole or in part, the Series A Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Units to be redeemed and, if less than all outstanding Series A Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Units to be redeemed, and the Securities Depository will determine the number of Series A Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preferred Units for its own account). A participant may determine to redeem Series A Preferred Units from some beneficial owners (including the participant itself) without redeeming Series A Preferred Units from the accounts of other beneficial owners.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series A Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series A Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series A Preferred Units and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series A Preferred Units and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series A Preferred Units do not have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Book-Entry System

All Series A Preferred Units are represented by a single certificate issued to the Securities Depository (and its successors or assigns or any other securities depository selected by us), and registered in the name of its nominee (initially, Cede & Co.). No holder of the Series A Preferred Units is entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series A Preferred Units will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series A Preferred Units, each purchaser of Series A Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series A Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series A Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series A Preferred Units, no beneficial holder of the Series A Preferred Units will be deemed to be a unitholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Units, whether as a holder of the Series A Preferred Units for its own account or as a nominee for another holder of the Series A Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a description of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Organization and Duration

We were formed on November 3, 2004 under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act) and have perpetual existence.

Purpose

Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in subsidiaries through which we conduct operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation of liquefied natural gas and crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner owes a contractual duty of good faith and fair dealing to the holders of the Series A Preferred Units. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from another unitholder, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

No holder of common units or Series A Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

Holders of the Series A Preferred Units generally have no voting rights. However, the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class, is required prior to any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units. In addition, unless we receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not (i) issue any Parity Securities if the cumulative distributions on Series A Preferred Units are in arrears or (ii) create or issue any Senior Securities. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. Please read “Description of Equity Securities—Preferred Units—Voting Rights.”

In voting their common units or any Series A Preferred Units they may hold, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

The following matters require the common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

Action	Common Unitholder Approval Required
Issuance of additional common units or other limited partner interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Partnership Agreement” below.

Amendment of the operating agreement of our operating company and other action taken by us as a member of our operating company	Common unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read “—Actions Relating to the Operating Company” below.

Merger of our partnership or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale, or Other Disposition of Assets” below.

Dissolution of our partnership	Common unit majority. Please read “—Termination and Dissolution” below

Reconstitution of our partnership upon dissolution	Common unit majority. Please read “—Termination and Dissolution” below.

Withdrawal of our general partner	Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Please read “—Withdrawal or Removal of Our General Partner” below.

Removal of our general partner	Not less than 66 2⁄3% of our outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” below.

Transfer of the general partner interest in us	No approval rights. Please read “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	No approval rights. Please read “—Transfer of Incentive Distribution Rights” below.

Transfer of ownership interests in our general partner	No approval rights. Please read “—Transfer of Ownership Interests in General Partner” below.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement,

constituted that a limited partner “participates in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Republic of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in the Republic of the Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than the limited approval rights of the holders of the Series A Preferred Units described under “Description of Equity Securities—Preferred Units—Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units or Series A Preferred Units we may issue will be entitled to share equally with the then-existing holders of our common units or Series A Preferred Units, as applicable, in distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with the Republic of the Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting or other rights to which our common units or Series A Preferred Units are not entitled.

Upon issuance of certain additional partnership securities (including our common units, but excluding our Series A Preferred Units) our general partner will be required to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 2% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 2% general partner interest. Our general partner’s 2% interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units, and our general partner’s interest will not be affected by the issuance of the Series A Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units must approve certain amendments as described under “Description of Equity Securities—Preferred Units—Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit approval, an amendment must be approved by a common unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a common unit majority; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a common unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name or the location of our principal place of business, registered agent or registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that neither we, our operating company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities (subject to the limited approval rights of holders of Series A Preferred Units described under “Description of Equity Securities—Preferred Units—Voting Rights”);

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units described under

“Description of Equity Securities—Preferred Units—Voting Rights”) if our general partner determines that those amendments:

(1) do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Republic of the Marshall Islands authority;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of our limited partner interests under the provisions of our partnership agreement; or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as a corporation for U.S. federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of units (other than Series A Preferred Units) in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Actions Relating to the Operating Company

Without the approval of the holders or units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of our operating company, to any amendment to the limited liability company agreement of our operating company or taking any action on its behalf permitted to be taken by a limited partner of our operating company, in each case that would adversely affect our unitholders (or any particular class of our unitholders) in any material respect.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of a common unit majority. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by a common unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a common unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a common unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) none of our partnership or our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidation rights of holders of Series A Preferred Units and Parity Securities are described under “Description of Equity Securities—Preferred Units—Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a common unit majority, may select a successor to that withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a common unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66  2⁄3% of our outstanding common units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a common unit majority. The ownership of more than 33  1⁄3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in General Partner

At any time, members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our incentive distribution rights may be transferred to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must agree to be bound by the provisions of our partnership agreement.

Transfer of Common Units and Series A Preferred Units

By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units or Series A Preferred Units automatically is admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants power of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit or Series A Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder. Common units and Series A Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit or Series A Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay GP L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership securities. This loss of voting rights does not apply to the Series A Preferred Units or to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class, except for the Series A Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the limited partner interests of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for limited partner interests of such class during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests (except for the Series A Preferred Units) may have the holder’s limited partner interests purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us, although additional limited partners interests having special voting rights could be issued.

Holders of the Series A Preferred Units generally have no voting rights. However, holders of Series A Preferred Units will have limited voting rights as described under “Description of Equity Securities—Preferred Units—Voting Rights.”

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interest then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our unitholders, or any applicable class thereof, may be taken either at a meeting of the applicable unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership interests, except for the Series A Preferred Units, and such partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units and Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units or Series A Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units and Series A Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units and Series A Preferred Units shall be admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary, trustee or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any affiliate of the general partner or any departing general partner; provided that such person will not be indemnified by reason of providing, on a fee-for-services basis, trustee fiduciary or custodial services; or

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification.

We are authorized to purchase (or to reimburse our general partner for the costs of) insurance against liabilities asserted against and expenses incurred by our general partner, its affiliates and such other persons as the general partner may determine and described in the paragraph above, whether or not it would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. Our general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units and Series A Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered professional accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

We intend to furnish each record holder of a unit with information reasonably required for U.S. tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist the unitholder in determining the unitholder’s U.S. federal and state tax liability and filing obligations, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of our partnership agreement, the certificate of limited partnership of our partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933, as amended (or the Securities Act), and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owner, Teekay Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Teekay Corporation has the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. Under our partnership agreement, we, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to the holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that, for non-resident limited partnerships such us, it is to be applied and construed to make the laws of the Republic of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Island Act or decisions of certain Republic of the Marshall Islands courts, the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Republic of the Marshall Islands. There have been, however, few, if any, court cases in the Republic of the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Republic of the Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Republic of the Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and restrict our general partner’s fiduciary duties to our unitholders under Republic of the Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the common unitholders. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Corporation to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Corporation’s directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Teekay Corporation, which may be contrary to our interests.

Because officers and the directors of our general partner are also directors and officers of Teekay Corporation, such directors and officers have fiduciary duties to Teekay Corporation that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Republic of the Marshall Islands law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity are made by its sole owner, Teekay Corporation, and not by the board of directors of our general partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We do not have any officers and rely solely on officers of Teekay GP L.L.C.

Affiliates of our general partner, Teekay GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay GP L.L.C. and its affiliates. The officers of Teekay GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay GP L.L.C. and us. None of the officers of our general partner are employees of our general partner.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner determine in good faith the expenses that are allocable to us.

Our general partner has limited its liability regarding our obligations.

Our general partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties owed to common unitholders or a breach of our general partner’s contractual duty of good faith and fair dealing to holders of the Series A Preferred Units, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders and Series A Preferred Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the holders of our common units or Series A Preferred Units, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf, and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require limited partner approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership (subject to the limited approval rights of holders of Series A Preferred Units described under “Description of Equity Securities—Preferred Units—Voting Rights”), and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	subject to the prior payment of all quarterly distributions on the Series A Preferred Units through the most recent Series A Distribution Payment Date, the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.

Please read “—Meetings; Voting,” above and “Description of Equity Securities—Preferred Units—Voting Rights” for information regarding the voting rights of unitholders.

Limited partner interests in us, except for the Series A Preferred Units, are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase limited partner interests, except for the Series A Preferred Units, as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a limited partner may have limited partner interests purchased by the general partner at an undesirable time or price. Please read “—Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units or the Series A Preferred Units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units or the Series A Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Corporation, may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, Teekay Corporation and other affiliates are parties. Similarly, under the omnibus agreement, Teekay Corporation has agreed and has caused its affiliates to agree, for so long as Teekay Corporation controls our partnership, not to engage in certain business or activities relating to the marine transportation of liquefied natural gas. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to our unitholders by our general partner are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Republic of the Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the a partner to the limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay Corporation, as well as to holders of our common units. These modifications disadvantage the limited partners because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Republic of the Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require the general partner (1) to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity; (2) to refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership; and (3) to refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Republic of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” with respect to common unitholders and will not be subject to any other standard under the laws of the Republic of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards restrict the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•    “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards restrict the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our limited partners, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of limited partners, the Marshall Islands Act permits a limited partner or an assignee of a partnership interest to bring an action in the right of the limited partnership to recover a judgment in its favor if general partners with authority to do so have refused to bring the action or if an effort to cause those general partners to bring the action is not likely to succeed.

Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “—Indemnification” above.

CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash to common unitholders of record on the applicable record date.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements;

•	provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Series A Preferred Units; or

•	provide funds for distributions to our common unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Series A Preferred Units

As of the date of this prospectus, there were 5.0 million units of our Series A Preferred Units issued and outstanding. Our Series A Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up and have a liquidation preference of $25.00 per unit. Our Series A Preferred Units are entitled to cumulative distributions from the date of original issue, with distributions being calculated at an annual rate of 9.00% on the stated liquidation preference and payable quarterly in arrears on the 15th day of January, April, July and October of each year, when, as and if declared by the board of directors of our general partner. At any time on or after October 5, 2021, the Series A Preferred Units may be redeemed, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No distribution may be declared or paid or set apart for payment on any common units (other than a distribution payable solely in common units) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recent distribution payment date for the Series A Preferred Units. For additional information about our Series A Preferred Units, please read our Form 8-A filed with the SEC on October 5, 2016.

Minimum Quarterly Distribution

Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by our general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution of $0.4125 per unit or any other amount on our common units in any quarter, and we will be prohibited from making any distributions to our unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities, or if full cumulative distributions have not been paid or are not contemporaneously being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities through the most recent distribution payment date for the Series A Preferred Units.

Operating Surplus and Capital Surplus

General

All cash distributed to common unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus, for any period, generally means:

•	our cash balance (including our proportionate share of cash balances of certain subsidiaries we do not wholly own) on May 10, 2005, the closing date of our initial public offering, other than cash reserved to terminate interest rate swap agreements; plus

•	$10 million; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or expansion capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions (4) any Series A Preferred Unit redemption payments or any funds otherwise used by us to repurchase Series A Preferred Units or (5) distributions other than on our Series A Preferred Units; less

•	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

As described above, operating surplus includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would also be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date of entry into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, are also considered maintenance capital expenditures.

Because maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our common unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the board’s conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the common units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions; and

•	it is more difficult for us to raise our distribution on our common units above the minimum quarterly distribution and pay incentive distributions to our general partner.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Common Unit Cash Distributions

We treat all available cash distributed on our common units as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed on our common units in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our common unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions on our common units from capital surplus.

Distributions of Available Cash From Operating Surplus

We make distributions of available cash from operating surplus in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Percentage Allocations of Available Cash From Operating Surplus” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution for our common units and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest without unitholder approval. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner has contributed any capital necessary to maintain its 2% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98%	2%
Second Target Distribution	above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	above $0.5375 up to $0.6500	75%	25%
Thereafter	above $0.6500	50%	50%

Distributions From Capital Surplus

How Distributions From Capital Surplus Are Made

We make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price of our common units; and

•	thereafter, we make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus on our common units as the repayment of the initial unit price from our initial public offering on May 10, 2005, which is a return of capital. That initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus on our common units is made, the minimum quarterly distribution for the common units and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus on our common units before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels for our common units to zero. We will then make all future distributions on our common units from operating surplus, with 50% being paid to the holders of common units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels for our common units to reflect a distribution of capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional common units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for our common units for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. Second, holders of our Series A Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared. We will distribute any remaining proceeds to the common unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

There may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. We will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of any unpaid minimum quarterly distribution for the quarter during which our liquidation occurs; and

•	third, 98% to all common unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the first target distribution per common unit over the minimum quarterly distribution per common unit for each quarter of our existence;

(2)	the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per common unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fourth, 85% to all common unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per common unit over the first target distribution per common unit for each quarter of our existence; less

(2)	the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the first target distribution per common unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	fifth, 75% to all common unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per common unit over the second target distribution per common unit for each quarter of our existence; less

(2)	the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the second target distribution per common unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all common unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses

We will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero;

•	second to the holders of Series A Preferred Units, pro rata, until the capital account of each holder of Series A Preferred Units has been reduced to zero; and

•	thereafter, 100% to our general partner.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the existing unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s and unitholders’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities (any of which may be senior or subordinated and convertible or not convertible) from time to time in one or more series, under an indenture to be dated as of a date on or prior to our initial issuance of the debt securities. The following description of debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. Our senior debt securities would be issued under a senior indenture, and our subordinated debt securities would be issued under a subordinated indenture. The senior or subordinated indenture for debt securities and any convertible debt securities, forms of which are included as exhibits to the registration statement of which this prospectus is a part, will be executed at the time we issue applicable debt securities. Any supplemental indentures will be filed with the SEC on a Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

All of the indentures are sometimes referred to in this prospectus collectively as the “Indentures” and each, individually, as an “Indenture”. The particular terms of the debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered debt securities, will be described in the applicable prospectus supplement. The Indentures will be qualified under the Trust Indenture Act of 1939, as amended (or the Trust Indenture Act). The terms of the debt securities will include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act.

Our statements below relating to the debt securities and the Indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

The provisions of the Indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder. Unless otherwise provided in a prospectus supplement and an applicable supplemental indenture, any senior debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt, and the subordinated debt securities will be our unsecured obligations, subordinated in right of payment to the prior payment in full of all of our senior indebtedness with respect to such series, as described in the applicable prospectus supplement. Any debt securities may be convertible into common units.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to any original issue discount securities will describe United States federal income tax consequences and other special considerations applicable to them. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and any pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of the offered debt securities;

•	the price or prices at which the offered debt securities will be issued;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates (which may be fixed or variable) per year at which the offered debt securities will bear interest, if any, or the method of determining the rate or rates and the date or dates from which interest, if any, will accrue;

•	if the amount of principal, premium or interest with respect to the offered debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which these amounts will be determined;

•	the date or dates on which interest, if any, on the offered debt securities will be payable and the regular record dates for the payment thereof;

•	the place or places, if any, in addition to or instead of the corporate trust office of the trustee, where the principal, premium and interest with respect to the offered debt securities will be payable;

•	the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, pursuant to optional redemption provisions;

•	the terms on which we would be required to redeem or purchase the offered debt securities pursuant to any sinking fund or similar provision, and the period or periods within which, the price or prices at which and the terms and conditions on which the offered debt securities will be so redeemed and purchased in whole or in part;

•	the denominations in which the offered debt securities will be issued;

•	the form of the offered debt securities and whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the portion of the principal amount of the offered debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount;

•	if other than U.S. dollars, the currency or currencies in which the offered debt securities will be denominated and payable, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the offered debt securities are otherwise payable;

•	whether the offered debt securities will be issued with guarantees and, if so, the terms of any guarantee of the payment of principal and interest with respect to the offered debt securities;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the applicable Indenture;

•	the consequences of any failure to pay principal, interest, or, if applicable, any sinking or amortization installment;

•	whether the offered debt securities will be convertible or exchangeable into common units, and if so, the terms and conditions upon which the offered debt securities will be convertible or exchangeable;

•	whether the offered debt securities will be senior or subordinated debt securities, and if subordinated the aggregate amount of outstanding indebtedness that is senior to the subordinated debt and any limitations on the issuance of additional senior indebtedness, if any;

•	whether the applicable Indenture will include provisions restricting the declaration of distributions or requiring the creation or maintenance of any reserves or of any ratio of assets;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the offered debt securities; and

•	any other specific terms of the offered debt securities.

Consolidation, Merger and Sale of Assets

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that we may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease our properties and assets as an entirety or substantially as an entirety to any person, unless:

•	the successor person is a corporation organized and existing under the laws of the Republic of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the debt securities and the applicable Indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the applicable Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Company in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the applicable Indenture; and thereafter, except in the case of a lease, the Company shall be released from all obligations and covenants under the applicable Indenture and the debt securities.

Events of Default

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that the debt securities are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)	failure to perform any of our other covenants in the applicable Indenture, continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities, as provided in the applicable Indenture;

(4)	failure to deposit any sinking fund payment when due;

(5)	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default, other than an event of default described in clause (5) above, occurs and is continuing, either the trustee under the applicable Indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the principal amount of the debt securities to be due and payable immediately. If an event of default described in clause (6) above occurs, the principal amount of the debt securities and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the debt securities may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or any additional amounts, or “Additional Amounts”, which are required under the applicable Indenture or the debt securities to be paid by the Company, in each case which have become due as a result of such acceleration, have been cured or waived.

The trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the applicable Indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities. In the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding under the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the applicable Indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee;

•	such holder has offered to the trustee such indemnity as is reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the debt securities then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, interest on and any Additional Amounts with respect any debt security on or after the applicable due date in accordance with the applicable Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding debt securities may waive any default or event of default unless:

•	we fail to pay the principal of, any interest on or any Additional Amounts with respect to any debt security when due; or

•	we fail to comply with any of the provisions of the applicable Indenture that would require the consent of the holder of each outstanding debt security affected.

The Indentures provide that within 90 days after the trustee receives written notice of a default, the trustee shall transmit by mail to all holders, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee in good faith determines that withholding notice is in the best interest of the holders. In addition, we are required to deliver to the trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and (ii) within 30 days after the occurrence thereof, written notice of any events that would constitute defaults, their status and what action we are taking or propose to take in respect thereof.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal of;

•	any premium and accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

its debt securities, on or after the respective due dates expressed or provided for in the applicable Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the trustee may amend or supplement the Indentures with respect to the debt securities with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities. In addition, the holders of a majority in aggregate principal amount of the outstanding debt securities may waive our compliance in any instance with any provision of the applicable Indenture without notice to the other holders of debt securities. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding debt securities affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to the debt securities;

•	reduce the principal amount of or interest on the debt securities or any Additional Amounts with respect thereto;

•	change the currency of payment of principal of, any premium or interest on or any Additional Amounts with respect to the debt securities or change any debt security’s place of payment;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or waiver, provided for in the applicable Indenture, or reduce the requirements for quorum or voting;

•	impair the right of any holder to receive payment of principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the debt securities;

•	impair the right to convert or exchange any debt security into or for securities of the Company or other securities, cash or property in accordance with the debt security’s terms;

•	change the ranking of the debt securities;

•	change our obligation to pay Additional Amounts on any debt security; or

•	modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the debt securities.

We and the trustee may amend or supplement the Indentures or the debt securities without notice to, or the consent of, the holders of the debt securities to, among other things:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the debt securities in any material respect;

•	provide for the assumption by a successor corporation of our obligations under an Indenture;

•	secure the debt securities;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indentures by delivering to the trustee for cancellation all outstanding debt securities or depositing with the trustee or delivering to the holders, as applicable, after all outstanding debt securities have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness all of the outstanding debt securities and all other sums payable under the applicable Indenture by us. Such discharge is subject to terms contained in the applicable Indenture.

Defeasance

We may terminate at any time all our obligations with respect to the debt securities and the Indentures, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. We may also terminate at any time certain of our covenants with respect to the debt securities, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default specified in clause (3) in “—Events of Default” above.

The legal defeasance option or the covenant defeasance option with respect to the debt securities may be exercised only if:

(1)	we irrevocably deposit in trust with the trustee cash or U.S. government obligations or a combination thereof for the payment of principal of (and premium, if any) and interest and Additional Amounts, if any, on the debt securities to maturity,

(2)	such legal defeasance or covenant defeasance does not constitute a default under the applicable Indenture or any other material agreement or instrument binding us,

(3)	no default or event of default has occurred and is continuing on the date of such deposit and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the debt securities resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel stating that we have received from the IRS, a letter ruling, or there has been published by the IRS a Revenue Ruling, or since the date of the applicable Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such legal defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(5)	in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)

we deliver to the trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. government obligations (or other property as may be provided pursuant to the terms of the applicable Indenture) (including the proceeds thereof) deposited or caused to be deposited with the trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any U.S. federal or state bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith, and

(7)	we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance and covenant defeasance have been complied with as required by the applicable Indenture.

Transfer and Exchange

We will maintain an office in New York City where the debt securities may be presented for registration of transfer or exchange. This office will initially be an office or agency of the trustee. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of debt securities, but any tax or similar governmental charge required by law or permitted by the applicable Indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for purchase except for any portion of that note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company (or DTC), or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the applicable Indenture. In the case of certificated debt securities, payments will be made in U.S. dollars at the office of the trustee or, at our option, by check mailed to the holder’s registered address. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

We may at any time designate a paying agent or additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Governing Law

The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

We will enter into the Indentures with a trustee identified in the relevant prospectus supplement that is also qualified to act under the Trust Indenture Act and with any other trustee chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

The trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

SELLING UNITHOLDERS

Information about selling unitholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings we make with the SEC under the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act), that are incorporated by reference.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay LNG Partners L.P.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. Dollar;

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our units should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our units.

Except as described below under “—Classification as a Partnership” and “—Taxation of our Subsidiary Corporations,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions of Perkins Coie LLP may not be sustained by a court if contested by the IRS. For the reasons described below, Perkins Coie LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (a) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Consequences of Unit Ownership—Treatment of Short Sales”); (b) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Consequences of Unit Ownership—Section 754 Election”); and (c) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”).

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our units.

Classification as a Partnership

For U.S. federal income tax purposes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in its partnership interest.

Section 7704 of the Code provides that a publicly traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership whose “qualifying income” represents 90% or more of its gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time-charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. Furthermore, final Treasury Regulations issued earlier this year specifically provide that income derived from the transportation of LNG, crude oil and products derived therefrom pursuant to time-charters is qualifying income. However, in furtherance of Executive Orders issued by the current administration, the U.S. Treasury Department has initiated a comprehensive review of all tax regulations.. Should the final regulations be withdrawn or otherwise deemed inapplicable, we would need to continue to rely on the ruling that we received from the IRS. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. With respect to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP as to whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (a) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (b) income or gain we recognize from foreign currency transactions, is qualifying income, we currently are not treating income from those sources as qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.

Perkins Coie LLP is of the opinion that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions, the IRS ruling and representations described below, we should be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner, including:

•	we have not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and

•	for each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) of a type that Perkins Coie LLP has opined or will opine should be “qualifying income” within the meaning of Section 7704(d) of the Code.

The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “—Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.

Status as a Partner

The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Common unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. In addition, although there is no direct controlling authority with respect to our Series A Preferred Units, we will treat Series A preferred unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. as partners for U.S. federal income tax purposes and the discussion in this registration statement assumes that the Series A Preferred Units will be treated as partnership interests. Other U.S. tax consequences would result in the event that the Series A Preferred Units are treated as indebtedness for U.S. federal income tax purposes.

Assignees of units who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners in us for U.S. federal income tax purposes.

The status of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, is unclear. Therefore, Perkins Coie LLP’s opinion does not extend to these persons. In addition, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of units, unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

Under certain circumstances, a beneficial owner of units whose units have been loaned to another may lose its status as a partner with respect to those units for U.S. federal income tax purposes.

In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Common unitholders not described here and Series A preferred unitholders are urged to consult their tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.

Consequences of Unit Ownership

Flow-through of Taxable Income. Each unitholder is required to include in computing its taxable income its allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending with or within its taxable year, without regard to whether we make corresponding cash distributions to it. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on its tax return for its tax year that ends on or includes such date, even if it has not received a cash distribution from us as of that date. As discussed further below under “—Allocation of Income, Gain, Loss, Deduction and Credit,” we do not expect to allocate any income, gain, loss, deduction or credit in respect of the Series A Preferred Units except in limited circumstances.

In addition, certain U.S. unitholders who are individuals, estates or trusts currently are required to pay an additional 3.8% tax on, among other things, the income allocated to them. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Treatment of Distributions. Except as described below with respect to distributions in respect of Series A Preferred Units, distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of its tax basis in its common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of common units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease its share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, it must recapture any losses deducted in previous years.

A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of its tax basis in its common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Code (or, collectively, Section 751 Assets). To that extent, a unitholder will be treated as having been distributed its proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (a) the non-pro rata portion of that distribution over (b) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

We will treat distributions on the Series A Preferred Units (including the distribution of any accumulated and previously unpaid distributions upon our liquidation) as guaranteed payments for the use of capital that generally will be taxable to Series A preferred unitholders as ordinary income and will be deductible by us. Distributions on the Series A Preferred Units will accrue and be paid quarterly to Series A preferred unitholders who hold their Series A Preferred Units on the last day of each calendar quarter. However, it is not entirely certain that this treatment would be respected by the IRS. Consequently, it is possible that a Series A preferred unitholder could recognize taxable income from the accrual of a guaranteed payment even in the absence of a contemporaneous distribution. Series A preferred unitholders should consult their tax advisors as to the amount and timing of taxable income with respect to their Series A Preferred Units.

Certain U.S. Series A preferred unitholders who are individuals, estates or trusts currently are required to pay an additional 3.8% tax on, among other things, guaranteed payments for the use of capital. Series A preferred unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series A Preferred Units.

Tax Basis of Units. A unitholder’s initial U.S. federal income tax basis for its units will be the amount it paid for the units plus, for a common unitholder, its share of our nonrecourse liabilities. A common unitholder’s tax basis will be increased by its share of our income and by any increases in its share of our nonrecourse liabilities and by its share of our tax-exempt income, if any, and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but a common unitholder will have a share, generally based on its share of profits, of our nonrecourse liabilities.

A Series A preferred unitholder will not be allocated any of our nonrecourse liabilities and distributions made by us, to the extent treated as guaranteed payments, will not affect a Series A preferred unitholder’s tax basis. Accordingly, except in certain limited situations, as discussed below under “—Allocation of Income, Gain, Loss, Deduction and Credit,” a Series A preferred unitholder’s tax basis with respect to Series A Preferred Units is not expected to change. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Series A preferred unitholders who also own common units should consult their tax advisors with respect to determining the tax basis in their units.

Limitations on Deductibility of Losses. The deduction by a unitholder of its share of our losses will be limited to the tax basis in its units and, in the case of an individual unitholder or a corporate unitholder more than 50% of the value of the stock of which is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. In general, a unitholder will be at risk to the extent of the tax basis of its units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money it borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from a passive activity only to the extent of the taxpayer’s income from the same passive activity. Passive activities generally are corporate or partnership activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate only will be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when it disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” For this purpose, investment interest expense includes, among other things, a unitholder’s share of our interest expense attributed to portfolio income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as net investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.

Allocation of Income, Gain, Loss, Deduction and Credit. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the common unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Series A preferred unitholders will be allocated loss to the extent of their positive capital accounts only after the capital accounts of the general partner and the common unitholders have been reduced to zero. In general, the capital account with respect to a Series A Preferred Unit will be equal to the liquidation preference of the Series A Preferred Unit, or $25.00, without regard to the price paid for such units, but a holder of Series A Preferred Units will have an initial tax basis with respect to the Series A Preferred Unit equal to the price paid for such unit. To the extent the purchase price paid for a Series A Preferred Unit exceeds the liquidation preference of such unit, any income attributable to such excess will be allocated to our general partner and the holders of units other the Series A Preferred Units in accordance with their percentage interest. In the event that a Series A preferred unitholder is allocated net loss with respect to a taxable year, such Series A preferred unitholder will be allocated items of income and gain in the earliest succeeding taxable year or years in which there are items of income and gain to the extent necessary to restore its capital account with respect to each Series A Preferred Unit to equal the liquidation preference. Except as specifically provided in this paragraph, we do not expect to allocated any income or loss in respect of our Series A Preferred Units.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing units in an offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” generally will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of its interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	the type of interest held by the partner;

•	its relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

A unitholder’s taxable income or loss with respect to a unit each year will depend upon a number of factors, including (a) the nature and fair market value of our assets at the time the holder acquired the unit, (b) whether we issue additional units or we engage in certain other transactions and (c) the manner in which our items of income, gain, loss, deduction and credit are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss, deduction and credit allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a unit.

Perkins Coie LLP is of the opinion that, with the exception of the issues described in the preceding paragraph and in “—Section 754 Election,” “—Tax Treatment of Operations—Valuation and Tax Basis of Our Assets” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, the unitholder would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:

•	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and

•	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

Perkins Coie LLP has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Section 754 Election. We have made an election under Section 754 of the Code to adjust a unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (a) its share of our tax basis in our assets (or common basis) and (b) its Section 743(b) adjustment to that basis.

In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us. A positive Section 743(b) adjustment to that basis generally is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us. A negative Section 743(b) adjustment to that basis generally is recovered over the remaining useful life of the partnership’s recovery property.

The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Code and applicable Treasury Regulations.

We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our judgment, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the calendar year as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss, deduction and credit (and, for Series A preferred unitholders, its income from our guaranteed payments) for our taxable year ending within or with its taxable year. In addition, a unitholder who disposes of all of its units must include its share of our income, gain, loss, deduction and credit through the date of disposition in income for its taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Similarly, a Series A preferred unitholder that has a taxable year ending on a date other than December 31 and that disposes of all its units following the close of our taxable year but before the close of its taxable year will be required to include in income for its taxable year income from more than one year of guaranteed payments.

Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to an offering of units will be borne by the general partner and the existing limited partners.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the earliest years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own likely will be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us.

Valuation and Tax Basis of Our Assets. The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time (a) the unitholder acquired its unit, (b) we issue additional units or (c) we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss. In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash, the fair market value of other property received by it and, in the case of a common unitholder, its share of our nonrecourse liabilities. Because the amount realized by a common unitholder includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash or property received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the common unitholder’s tax basis in that common unit, even if the price received is less than its original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at preferential tax rates. Capital loss may offset capital gains and, in the case of an individual, up to $3,000 of ordinary income per year.

A portion of a common unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and amortization recapture. A common unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the common unitholder’s amount realized allocable to unrealized receivables or inventory items and the common unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation or amortization recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if a net taxable loss is realized on the sale of a common unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Because Series A preferred unitholders generally are not expected to be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that Series A preferred unitholders would be required to recharacterize any portion of their gain as ordinary income as a result of these rules. However, it is uncertain as to whether a portion of their gain may be required to be recharacterized as ordinary income to the extent that it represents the accrued but unpaid portion of the guaranteed payment to be paid on the next distribution date.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

In addition, certain U.S. unitholders who are individuals, estates or trusts currently are required to pay an additional 3.8% tax on, among other things, capital gain from the sale or other disposition of their units. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the common unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a common unitholder transferring common units may be allocated income, gain, loss, deduction and credit realized after the date of transfer. A common unitholder who owns common units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, deductions and credit attributable to months within that quarter in which the common units were held but will not be entitled to receive that cash distribution. Treasury Regulations allow a similar monthly simplifying convention starting with our taxable years beginning January 1, 2016. However, such regulations do not specifically authorize all aspects of the proration method we have adopted. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our common unitholders. Because Series A preferred unitholders generally are not expected to be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that Series A preferred unitholders would be affected by the proration method we have adopted.

Holders of Series A Preferred Units owning Series A Preferred Units as of the close of the applicable exchange on the last business day of a calendar quarter (or the Allocation Date) will be entitled to receive the distribution of the guaranteed payment payable with respect to their Series A Preferred Units for that quarter on the next distribution payment date. Purchasers of Series A Preferred Units after the Allocation Date will therefore not be entitled to a cash distribution on their Series A Preferred Units until the next Allocation Date.

Transfer Notification Requirements. A unitholder who sells any of its units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in its taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.

Foreign Tax Credit Considerations

Subject to detailed limitations set forth in the Code, a unitholder may elect to claim a credit against its liability for U.S. federal income tax for its share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us. Income allocated to unitholders generally will constitute foreign source income falling in the passive foreign tax credit category for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and unitholders are urged to consult their tax advisors to determine whether or to what extent they would be entitled to such credit. A unitholder who does not elect to claim foreign tax credits may instead claim a deduction for its share of foreign taxes paid by us.

Tax-Exempt Organizations and Non-U.S. Investors

Investments in units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (or UBTI). Virtually all of our income allocated to a unitholder that is such a tax-exempt organization will be UBTI to it subject to U.S. federal income tax. As described above, we will treat distributions on the Series A Preferred Units as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain because there is no direct controlling authority on such treatment. Accordingly, such guaranteed payments may be treated as UBTI. Series A preferred unitholders that are tax-exempt organizations are encouraged to consult with their tax advisors regarding the tax consequences to them of the receipt of guaranteed payments for the use of capital.

A non-U.S. common unitholder may be subject to a 4% U.S. federal income tax on its share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and it files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). The applicability of this tax to the guaranteed payments made to Series A preferred unitholders is uncertain. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently a non-U.S. unitholder would not be subject to U.S. federal income tax with respect to our transportation income attributable to such voyages. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have a material amount of transportation income from voyages that begin and end in the United States.

A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, it qualifies for the exemption from tax under Section 872(b)(1) of the Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “—Possible Classification as a Corporation—The Section 883 Exemption”).

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change. If we were to earn any U.S. effectively connected income, we believe a non-U.S. unitholder (including a non-U.S. Series A preferred unitholder) would be treated as being engaged in such business and would be required to file a U.S. federal income tax return to report its U.S. effectively connected income (including its share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in units and any filing requirements related thereto.

Functional Currency

We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes. For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. Dollar will have a non-U.S. Dollar functional currency. We believe our principal operations constitute a QBU whose functional currency is the U.S. Dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. Dollar. Any transactions conducted by us other than in the U.S. Dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. The U.S. Treasury Department and the IRS recently issued final regulations relating to the amount of foreign currency translation gain or loss. However, the final regulations did not address the application of the foreign currency translation gain and loss rules to partnerships such as us, and in the preamble to the final regulations, indicated that further regulations will developed under a separate project. As a result, the manner in which foreign currency translation gain or loss may be recognized by unitholders is uncertain. Despite this uncertainty, based upon our current projections of the capital invested in and profits of the non-U.S. Dollar QBUs and the different ways in which foreign currency translation gain or loss could be recognized, we believe that only a nominal amount of foreign currency translation gain or loss would be recognized each year. Unitholders are urged to consult their tax advisors for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth its share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes and, with respect to a Series A preferred unitholder, the amount of the Series A preferred unitholder’s guaranteed payments, for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Perkins Coie LLP can assure prospective unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

We will generally be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of its return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.

For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners.

For taxable years beginning on or before December 31, 2017, the Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner. The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

For taxable years beginning after December 31, 2017, the procedures for auditing large partnerships and for assessing and collecting taxes due (including applicable penalties and interest) as a result of an audit have been altered. Unless we are eligible to (and choose to) elect to issue revised schedules K-1 to our partners with respect to an audited and adjusted return, the IRS may assess and collect taxes (including any applicable penalties and interest) directly from us in the year in which the audit is completed under the new rules. If we are required to pay taxes, penalties and interest as the result of audit adjustments, cash available for distribution to our unitholders may be substantially reduced. In addition, because payment would be due for the taxable year in which the audit is completed, unitholders during that taxable year would bear the expense of the adjustment even if they were not unitholders during the audited taxable year. Pursuant to this new legislation, our general partner will designate a person to act as the partnership representative who shall have the sole authority to act on behalf of the partnership with respect to dealings with the IRS under these new audit procedures.

A unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Special Reporting Requirements for Owners of Non-U.S. Partnerships. A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with its U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about itself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.

In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has its interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus common unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

In addition, individual citizens or residents of the United States who hold certain specified foreign financial assets, including units in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with your tax advisor regarding the potential application of this disclosure requirement.

Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a)	for which there is, or was, “substantial authority;” or

(b)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

Possible Classification as a Corporation

If we fail to meet the Qualifying Income Exception described above with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. In addition, Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and taxable capital gain thereafter. Dividends paid on our units to U.S. unitholders who are individuals, estates or trusts generally would be treated as “qualified dividend income” that is subject to tax at preferential capital gain rates, subject to certain holding period and other requirements. In addition, certain U.S. unitholders who are individuals, estates or trusts currently would be required to pay an additional 3.8% tax on the dividends and distributions taxable as capital gain paid to them.

Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, ammonia, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned a material amount of U.S. Source Domestic Transportation Income, and we expect that we will not earn a material amount of such income in future years. However, in the event we were treated as a corporation, if we or any of our subsidiaries does earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation Income, our income or our subsidiaries’ income would be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

In the event we were treated as a corporation, we do not believe that we would be able to qualify for the Section 883 Exemption and therefore our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

Net Basis Tax and Branch Profits Tax. If we were to be treated as a corporation and if the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we

have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, if we were classified as a corporation, we do not anticipate that any of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. However, there is no assurance that we would not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income if we were classified as a corporation. U.S. Source Domestic Transportation Income generally would be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been, or will be, U.S. Source Domestic Transportation Income.

Any income that we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us if we were classified as a corporation.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $700,000 of U.S. federal income tax in 2017 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2016 and our expected U.S. Source International Transportation Income for 2017 and subsequent years. The amount of such tax for which we would be liable in any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Consequences of Possible PFIC Classification. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (a) at least 75% of its gross income is “passive” income or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities would constitute rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States. 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time-charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions under the Code. Nevertheless, based on our current assets and operations, we believe that we would not now be nor would have ever been a PFIC even if we were treated as a corporation. No assurance can be given, however, that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our assets, income or operations.

If we were to be treated as a PFIC for any taxable year during which a unitholder owns units, a U.S. unitholder generally would be subject to special rules (regardless of whether we continue thereafter to be a PFIC) resulting in increased tax liability with respect to (a) any “excess distribution” (i.e., the portion of any distributions received by a unitholder on our common units in a taxable year in excess of 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (b) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the unitholder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

In addition, for each year during which a U.S. unitholder holds units, we were treated as a PFIC, and the total value of all PFIC stock that such U.S. unitholder directly or indirectly owns exceeds certain thresholds, such unitholder would be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Taxation of Our Subsidiary Corporations

Our subsidiary Teekay LNG Holdco L.L.C. is wholly-owned and our subsidiary Teekay BLT Finance Corporation is indirectly 69% owned by a U.S. partnership. Both of these entities have been classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation—Taxation of Operating Income,” including, but not limited to, the 4% gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2016 and will not apply in 2017 or subsequent years and therefore, the 4% gross basis tax applied to our subsidiary corporations in 2016 and will apply to our subsidiary corporations in 2017 and subsequent years. In this regard, we estimate that we will be subject to approximately $100,000 or less of U.S. federal income tax in 2017 and in each subsequent year based on the amount of U.S. Source International Transportation Income our corporate subsidiaries earned for 2016 and their expected U.S. Source International Transportation Income for 2017 and subsequent years. The amount of such tax for which it would be liable for any year will depend upon the amount of income earned from voyages into or out of the United States in such year, which, however, is not within its complete control.

As non-U.S. entities classified as corporations for U.S. federal income tax purposes, Teekay LNG Holdco L.L.C. and Teekay BLT Finance Corporation could be considered PFICs. However, we have received a ruling from the IRS that Teekay LNG Holdco L.L.C. will not be classified as a PFIC to the extent it qualifies as a controlled foreign corporation (or a CFC) while it is owned by our U.S. partnership. We believe that Teekay BLT Finance Corporation qualifies as a CFC because it is indirectly 69% owned by our U.S. partnership, and therefore it also would not be classified as a PFIC.

In past years, certain other of our subsidiaries were classified as corporations for U.S. federal income tax purposes. We have and will continue to take the position that these subsidiaries, to the extent they were owned by our U.S. partnership, should also have been treated as CFCs rather than PFICs. Moreover, we have and will continue to take the position that these subsidiaries were not PFICs at any time prior to being owned by our U.S. partnership. No assurance can be given, however, that the IRS, or a court of law, will accept this position or would not follow the Tidewater decision in interpreting the PFIC provisions under the Code (as discussed above).

NON-UNITED STATES TAX CONSIDERATIONS

Republic of the Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands and is applicable only to persons who are not citizens of, and do not reside in, maintain offices in or engage in business, transactions or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Republic of the Marshall Islands law holders of our units will not be subject to Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders, and holders of our debt securities will not be subject to Republic of the Marshall Islands taxation or withholding on interest paid and return of capital with respect to such debt securities. In addition, our unitholders will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of units, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such unitholder.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common units or Series A Preferred Units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that Teekay LNG Partners L.P. is, and will continue to be, classified as a partnership for United States federal income tax purposes.

Teekay LNG Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay LNG Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units or Series A Preferred Units, provided that, for purposes of the Canada-U.S. Treaty, (a) Teekay LNG Partners L.P. does not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such common units or Series A Preferred Units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s common units or Series A Preferred Units, provided that, for purposes of the Canada-U.S. Treaty, such common units or Series A Preferred Units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that the activities and affairs of Teekay LNG Partners L.P. are conducted in such a manner that Teekay LNG Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of common units or Series A Preferred Units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Teekay Gas Group Ltd. (an indirect subsidiary of Teekay LNG Partners L.P. and a non-resident of Canada) provide certain services to Teekay LNG Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay LNG Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and would be subject to taxation in Canada on any income from such business that is considered to be attributable to a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each U.S. Resident Holder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective U.S. Resident Holder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each U.S. Resident Holder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

PLAN OF DISTRIBUTION

We may sell our common units, preferred units, convertible preferred units, debt securities, convertible debt securities and any combination of the foregoing from time to time on a continuous or delayed basis (a) to or through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or other persons or entities, (d) through a combination of these methods or (e) through other means.

We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of securities by underwriters, brokers or dealers;

•	sell securities short and deliver the securities to close out short positions;

•	enter into option or other types of transactions that require us to deliver securities to an underwriter, broker or dealer, who will then resell or transfer the securities under this prospectus; or

•	loan or pledge securities to an underwriter, broker or dealer, who may sell the securities or, in the event of default, sell the pledged securities.

If underwriters are used to sell securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that connection, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act.

The applicable prospectus supplement relating to securities will set forth, among other things:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us from time to time, at prevailing market prices or otherwise. Securities may also be sold through agents designated by us from time to time, at prevailing market prices or otherwise. Any agent involved in the offer or sale of securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of the securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay LNG Partners L.P. is formed under the laws of the Republic of the Marshall Islands as a limited partnership. Our general partner is also formed under the laws of the Republic of the Marshall Islands as a limited liability company, and Teekay LNG Finance Corp. is incorporated under the laws of the Republic of the Marshall Islands as a corporation. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries (including Teekay LNG Finance Corp.) are residents of countries other than the United States. Substantially all of our and our subsidiaries’ and Teekay LNG Finance Corp.’s assets and a substantial portion of the assets of the directors and officers of our general partner and of Teekay LNG Finance Corp. are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries, Teekay LNG Finance Corp. or the directors and officers of our general partner or Teekay LNG Finance Corp. or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we and Teekay LNG Finance Corp. have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson Farley & Williams LLP to accept service of process on our behalf in any such action.

Watson Farley & Williams LLP, our counsel as to Republic of the Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (a) recognize or enforce against us, our general partner, Teekay LNG Finance Corp. or our general partner’s or Teekay LNG Finance Corp.’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (b) impose liabilities against us, our general partner, Teekay LNG Finance Corp. or our general partner’s or Teekay LNG Finance Corp.’s directors and officers in original actions brought in the Republic of the Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, certain legal matters will be passed upon for us by Perkins Coie LLP. Unless otherwise stated in any applicable prospectus supplement, the validity of the securities and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine as to certain legal matters.

EXPERTS

The consolidated financial statements of Teekay LNG Partners L.P. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, and the consolidated statements of income and comprehensive income, changes in equity and cash flows of Exmar LPG BVBA for the year ended December 31, 2014 filed as Exhibit 15.2 of the Teekay LNG Partners L.P Annual Report on Form 20-F for the year ended December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website on the internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2016;

•	all subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering;

•	our Reports on Form 6-K filed with the SEC on May 26, 2017 and August 18, 2017;

•	all subsequent Reports on Form 6-K filed with the SEC prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part;

•	the description of our common units contained in our Registration Statement on Form 8-A/A filed on May 13, 2011, including any subsequent amendments or reports filed for the purpose of updating such description; and

•	the description of our Series A Preferred Units contained in our Registration Statement on Form 8-A filed on October 5, 2016, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus.

U.S. Securities and Exchange Commission registration fee	$	*
Legal fees and expenses		**
Accounting fees and expenses		**
Printing costs		**
Trustee fees		**
Transfer agent fees		**
New York Stock Exchange listing fee		**
FINRA filing fee		**
Miscellaneous		**

Total	$	**

*	In accordance with Rules 456(b) and 457(r) of the U.S. Securities Act of 1933, as amended, we are deferring payment of the registration fee for the securities offered.
**	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

Teekay LNG Partners L.P.

            Units

    % Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

PROSPECTUS SUPPLEMENT

                    , 2017

Morgan Stanley

UBS Investment Bank